SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 30, 2012
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Table of Contents

Company Information
Capital Breakdown	1
Cash Proceeds	2
Parent Company Financial Statements
Balance Sheet - Assets	3
Balance Sheet - Liabilities	4
Statement of Income	6
Statement of Comprehensive Income	8
Statement of Cash Flows	9
Statement of Changes in Shareholders’ Equity
01/01/2012 to 06/30/2012	11
01/01/2011 to 06/30/2011	12
Statement of Value Added	13
Consolidated Financial Statements
Balance Sheet - Assets	14
Balance Sheet - Liabilities	15
Statement of Income	17
Statement of Comprehensive Income	19
Statement of Cash Flows	20
Statement of Changes in Shareholders’ Equity
01/01/2012 to 06/30/2012	22
01/01/2011 to 06/30/2011	23
Statement of Value Added	24
Comments on the Company’s Performance	25
Notes to the Financial Statements	31
Other Information Deemed Relevant by the Company	86
Reports and Statements
Unqualified Independent Auditor’s Report	88

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Units)	06/30/2012
Paid in Capital
Common	227,836,623
Preferred	0
Total	227,836,623
Treasury Shares
Common	0
Preferred	0
Total	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Earnings per Share
						(Reais / Share)
Board of Directors’	02/09/2012	Interest on Equity	06/22/2012	Common		2.54000
Meeting

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company Financial Statements / Balance Sheet – Assets

(R$ thousand)

Code	Description	Current Quarter 06/30/2012	Previous Year 12/31/2011
1	Total Assets	25,149,821	25,018,556
1.01	Current Assets	3,147,377	3,704,694
1.01.01	Cash and Cash Equivalents	1,743,447	2,142,079
1.01.03	Accounts Receivable	1,105,573	1,257,348
1.01.03.01	Customers	931,471	1,072,015
1.01.03.02	Other Accounts Receivable	174,102	185,333
1.01.03.02.01	Balances with Related Parties	174,102	185,333
1.01.04	Inventories	33,368	44,576
1.01.06	Recoverable Taxes	86,047	117,893
1.01.06.01	Current Recoverable Taxes	86,047	117,893
1.01.08	Other Current Assets	178,942	142,798
1.01.08.03	Other	178,942	142,798
1.01.08.03.01	Restricted Cash	90,847	99,729
1.01.08.03.20	Other Accounts Receivable	88,095	43,069
1.02	Non-Current Assets	22,002,444	21,313,862
1.02.01	Long-Term Assets	860,402	931,985
1.02.01.03	Accounts Receivable	315,623	333,713
1.02.01.03.01	Customers	315,623	333,713
1.02.01.06	Deferred Taxes	138,465	177,926
1.02.01.06.01	Deferred Income Tax and Social Contribution	138,465	177,926
1.02.01.08	Credit with Related Parties	154,345	170,288
1.02.01.08.03	Credit with Controlling Shareholders	154,345	170,288
1.02.01.09	Other Non-Current Assets	251,969	250,058
1.02.01.09.03	Indemnifications Receivable	60,295	60,295
1.02.01.09.04	Judicial Deposits	50,016	54,178
1.02.01.09.05	ANA – National Water Agency	104,779	100,551
1.02.01.09.20	Other Accounts Receivable	36,879	35,034
1.02.02	Investments	78,039	74,571
1.02.02.01	Shareholdings	23,993	21,986
1.02.02.01.04	Other Shareholdings	23,993	21,986
1.02.02.02	Investment Properties	54,046	52,585
1.02.03	Property, Plant and Equipment	198,005	181,585
1.02.04	Intangible Assets	20,865,998	20,125,721
1.02.04.01	Intangible Assets	20,865,998	20,125,721
1.02.04.01.01	Concession Contracts	12,393,007	12,078,687
1.02.04.01.02	Program Contracts	1,697,611	1,505,766
1.02.04.01.03	Service Contracts	6,760,606	6,522,475
1.02.04.01.04	Software License	311	2,316
1.02.04.01.05	New Business	14,463	16,477

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company Financial Statements / Balance Sheet – Liabilities

(R$ thousand)

Code	Description	Current Quarter 06/30/2012	Previous Year 12/31/2011
2	Total Liabilities	25,149,821	25,018,556
2.01	Current Liabilities	3,379,071	3,956,146
2.01.01	Labor and Pension Plan Liabilities	282,617	243,502
2.01.01.01	Pension Plan Liabilities	25,276	31,836
2.01.01.02	Labor Liabilities	257,341	211,666
2.01.02	Suppliers	193,370	244,658
2.01.02.01	Domestic Suppliers	193,370	244,658
2.01.03	Tax Liabilities	121,129	180,794
2.01.03.01	Federal Tax Liabilities	120,786	175,264
2.01.03.01.02	PIS-PASEP and COFINS (taxes on revenue) Payable	43,377	57,052
2.01.03.01.03	INSS (social security contribution) Payable	26,692	25,630
2.01.03.01.04	Installment Program - Law 10684/03	37,392	36,716
2.01.03.01.20	Other Federal Taxes	13,325	55,866
2.01.03.03	Municipal Taxes Liabilities	343	5,530
2.01.04	Loans and Financing	1,323,611	1,629,184
2.01.04.01	Loans and Financing	837,056	825,265
2.01.04.01.01	In Domestic Currency	624,162	635,888
2.01.04.01.02	In Foreign Currency	212,894	189,377
2.01.04.02	Debentures	486,555	803,919
2.01.05	Other Liabilities	767,227	893,938
2.01.05.01	Liabilities with Related Parties	3,967	12,062
2.01.05.01.03	Debts with Controlling Shareholders	3,967	12,062
2.01.05.02	Other	763,260	881,876
2.01.05.02.01	Dividends and Interest on Equity Payable	142	247,486
2.01.05.02.04	Accounts Payable	375,497	383,116
2.01.05.02.05	Refundable Amounts	46,887	50,300
2.01.05.02.06	Program Contract Commitments	43,592	62,287
2.01.05.02.07	Private Public Partnership	515	12,693
2.01.05.02.08	Agreement with São Paulo Municipal Government	61,805	62,228
2.01.05.02.09	Indemnities	3,871	5,310
2.01.05.02.10	Agreements	173,000	0
2.01.05.02.20	Other Payables	57,951	58,456
2.01.06	Provision	691,117	764,070
2.01.06.01	Tax, Social Security, Labor and Civil Provision	146,469	117,556
2.01.06.01.01	Tax Provision	5,773	5,859
2.01.06.01.02	Social Security and Labor Provision	95,744	86,821
2.01.06.01.04	Civil Provision	44,952	24,876
2.01.06.02	Other Provision	544,648	646,514
2.01.06.02.03	Provision for Environmental and Decommission Liabilities	68,315	12,014
2.01.06.02.04	Provision for Customers	269,389	244,817
2.01.06.02.05	Provision for Suppliers	206,944	389,683
2.02	Non-Current Liabilities	10,728,273	10,516,514
2.02.01	Loans and Financing	7,062,855	6,794,148
2.02.01.01	Loans and Financing	4,694,727	4,725,684
2.02.01.01.01	In Domestic Currency	1,718,495	1,861,640
2.02.01.01.02	In Foreign Currency	2,976,232	2,864,044

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company Financial Statements:  Balance Sheet – Liabilities

(R$ thousand)

Code	Description	Current Quarter 06/30/2012	Previous Year 12/31/2011
2.02.01.02	Debentures	2,368,128	2,068,464
2.02.02	Other Payables	2,938,761	2,914,607
2.02.02.02	Other	2,938,761	2,914,607
2.02.02.02.03	Other Taxes and Contributions Payable	0	18,363
2.02.02.02.04	Pension Plan Liabilities	2,094,324	2,050,697
2.02.02.02.05	Program Contract Commitments	135,842	130,978
2.02.02.02.06	Private Public Partnership – PPP	424,065	416,105
2.02.02.02.07	Indemnities	38,659	43,707
2.02.02.02.08	TAC – Retirees	17,047	30,171
2.02.02.02.09	Deferred COFINS and PASEP	115,513	114,106
2.02.02.02.20	Other Payables	113,311	110,480
2.02.04	Provision	726,657	807,759
2.02.04.01	Tax, Social Security, Labor and Civil Provision	287,302	293,794
2.02.04.01.01	Tax Provision	73,406	70,589
2.02.04.01.02	Social Security and Labor Provision	84,378	69,715
2.02.04.01.04	Civil Provision	129,518	153,490
2.02.04.02	Other Provision	439,355	513,965
2.02.04.02.03	Provision for Environmental and Decommission Liabilities	67,568	109,165
2.02.04.02.04	Provision for Customers	346,675	373,716
2.02.04.02.05	Provision for Suppliers	25,112	31,084
2.03	Shareholders’ Equity	11,042,477	10,545,896
2.03.01	Paid-Up Capital	6,203,688	6,203,688
2.03.02	Capital Reserves	124,255	124,255
2.03.02.07	Support to Projects	108,475	108,475
2.03.02.08	Incentive Reserves	15,780	15,780
2.03.04	Profit Reserve	3,929,810	4,217,953
2.03.04.01	Legal Reserve	521,219	521,219
2.03.04.08	Additional Dividend Proposed	0	288,143
2.03.04.10	Reserve for Investments	3,408,591	3,408,591
2.03.05	Retained Earnings/Accumulated Losses	784,724	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company Financial Statements / Statement of Income

(R$ thousand)

Code	Description	Current Quarter 04/01/2012 to 06/30/2012	YTD Current Year 01/01/2012 to 06/30/2012	Same Quarter of Previous Year 04/01/2011 to 06/30/2011	YTD Previous Year 01/01/2011 to 06/30/2011
3.01	Gross Revenue from Sales and/or Services	2,475,049	5,052,731	2,339,783	4,634,406
3.02	Cost of Sales and/or Services	-1,567,770	-3,064,208	-1,437,714	-2,805,491
3.02.01	Cost of Sales and/or Services	-1,002,279	-1,959,335	-951,400	-1,879,762
3.02.02	Construction Cost	-565,491	-1,104,873	-486,314	-925,729
3.03	Gross Profit	907,279	1,988,523	902,069	1,828,915
3.04	Operating Income/Expenses	-267,452	-638,518	-254,623	-752,108
3.04.01	Selling Expenses	-168,512	-339,290	-155,317	-333,538
3.04.02	General and Administrative Expenses	-116,040	-323,031	-146,219	-467,701
3.04.04	Other Operating Expenses	22,875	33,482	54,936	60,189
3.04.04.01	Other Operating Income	25,321	37,227	60,535	66,324
3.04.04.02	COFINS and PASEP	-2,446	-3,745	-5,599	-6,135
3.04.05	Other Operating Expenses	-4,478	-6,622	-6,737	-8,806
3.04.05.01	Loss on Write-Off of Property, Plant and
	Equipment Items	-869	-1,808	-3,737	-4,379
3.04.05.03	Tax Incentives	-3,499	-4,688	-2,960	-4,310
3.04.05.05	Other	-110	-126	-40	-117
3.04.06	Equity in the Earnings of Subsidiaries	-1,297	-3,057	-1,286	-2,252
3.05	Income Before Financial Result and Taxes	639,827	1,350,005	647,446	1,076,807
3.06	Financial Result	-331,375	-286,365	45,551	-5,083
3.06.01	Financial Income	71,054	158,412	119,545	210,572
3.06.01.01	Financial Income	70,860	158,467	129,577	225,522
3.06.01.02	Foreign Exchange Gains	194	-55	-10,032	-14,950
3.06.02	Financial Expenses	-402,429	-444,777	-73,994	-215,655
3.06.02.01	Financial Expenses	-120,750	-322,310	-148,237	-358,995
3.06.02.02	Foreign Exchange Losses	-281,679	-122,467	74,243	143,340
3.07	Earnings Before Income Tax	308,452	1,063,640	692,997	1,071,724
3.08	Income Tax and Social Contribution	-15,640	-278,916	-213,350	-409,283
3.08.01	Current	24,541	-239,454	-197,704	-407,018
3.08.02	Deferred Charges	-40,181	-39,462	-15,646	-2,265

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company Financial Statements:  Statement of Income

(R$ thousand)

Code	Description	Current Quarter 04/01/2012 to 06/30/2012	YTD Current Year 01/01/2012 to 06/30/2012	Same Quarter of Previous Year 04/01/2011 to 06/30/2011	YTD Previous Year 01/01/2011 to 06/30/2011
3.09	Net Income from Continued Operations	292,812	784,724	479,647	662,441
3.11	Net Income/Loss for the Period	292,812	784,724	479,647	662,441
3.99	Earnings per Share - (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Shares	1.28519	3.44425	2.10523	2.90753
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Shares	1.28519	3.44425	2.10523	2.90753

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company Financial Statements / Statement of Comprehensive Income

Justification for not filling out the chart:

The Company does not record a statement of comprehensive income.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year 01/01/2012 to 06/30/2012	YTD Previous Year 01/01/2011 to 06/30/2011
6.01	Net Cash from Operating Activities	1,289,330	1,317,190
6.01.01	Cash Generated from Operations	1,997,509	2,105,642
6.01.01.01	Net Income Before Income Tax and Social Contribution	1,063,640	1,071,724
6.01.01.02	Provision for Contingencies	-6	116,014
6.01.01.05	Loss on Sale of Intangible and Fixed Assets	2,056	4,379
6.01.01.06	Depreciation and Amortization	363,511	404,324
6.01.01.07	Interest on Loans and Financing Payable	204,957	237,592
6.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financing	139,890	-108,511
6.01.01.09	Interest and Foreign Exchange Losses	863	1,549
6.01.01.10	Interest and Foreign Exchange Gains	-5,182	-14,319
6.01.01.11	Allowance for Doubtful Accounts	183,738	177,892
6.01.01.12	Provision for Consent Decree (TAC)	20,315	21,949
6.01.01.13	Equity in the Earnings of Subsidiaries	3,057	2,252
6.01.01.14	Provision for Sabesprev Mais	-5,147	-5,655
6.01.01.15	Other Provision/Reversals	3,669	4,630
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	-2,638	-835
6.01.01.17	Fair Value Margin over Intangible Assets Resulting from Concession Contracts	-23,863	-22,982
6.01.01.18	Pension Plan Liabilities	48,649	215,639
6.01.02	Assets and Liabilities Variations	-202,619	-145,712
6.01.02.01	Trade Accounts Receivable	-23,355	-104,549
6.01.02.02	Balances and Transactions with Related Parties	28,946	15,996
6.01.02.03	Inventories	10,443	-755
6.01.02.04	Recoverable Taxes	-20,715	-56,558
6.01.02.05	Other Accounts Receivable	-54,003	2,512
6.01.02.06	Judicial Deposits	-36,306	5,525
6.01.02.08	Contractors and Suppliers	-71,735	23,048
6.01.02.09	Payroll, Provision and Social Contribution	18,800	5,007
6.01.02.10	Pension Plan Liabilities	-5,022	-5,972
6.01.02.11	Taxes and Contributions Payable	-78,891	-20,158
6.01.02.12	Services Received	-7,619	-16,372
6.01.02.13	Other Liabilities	147,351	71,616
6.01.02.14	Contingencies	-111,920	-66,194
6.01.02.15	Taxes on Revenues	1,407	1,142
6.01.03	Other	-505,560	-642,740
6.01.03.01	Interest Paid	-320,951	-374,631
6.01.03.02	Income Tax and Social Contribution Paid	-184,609	-268,109
6.02	Net Cash from Investing Activities	-864,239	-625,317
6.02.01	Acquisition of Fixed Assets	-9,198	-6,065
6.02.02	Increase in Intangible Assets	-858,859	-798,483
6.02.03	Increase in Investment	-5,064	-10,556
6.02.04	Restricted Cash	8,882	189,787
6.03	Net Cash from Financing Activities	-823,723	-506,924
6.03.01	Funding	888,842	1,305,953
6.03.02	Amortization of Loans	-1,174,793	-1,389,954

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year 01/01/2012 to 06/30/2012	YTD Previous Year 01/01/2011 to 06/30/2011
6.03.03	Payment of Interest on Equity	-537,772	-422,923
6.05	Increase (Decrease) in Cash and Cash Equivalents	-398,632	184,949
6.05.01	Opening Balance of Cash and Cash Equivalents	2,142,079	1,988,004
6.05.02	Closing Balance of Cash and Cash Equivalents	1,743,447	2,172,953

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company Financial Statements / Statement of Changes in Shareholders’ Equity – 01/01/2012 to 06/30/2012

(R$ thousand)

Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Shareholders’ Equity
5.01	Opening Balances	6,203,688	124,255	4,217,953	0	0	10,545,896
5.03	Adjusted Opening Balances	6,203,688	124,255	4,217,953	0	0	10,545,896
5.04	Equity Transactions with Partners	0	0	-288,143	0	0	-288,143
5.04.08	Approved Additional Dividends	0	0	-288,143	0	0	-288,143
5.05	Total Comprehensive Income	0	0	0	784,724	0	784,724
5.05.01	Net Income for the Period	0	0	0	784,724	0	784,724
5.07	Closing Balances	6,203,688	124,255	3,929,810	784,724	0	11,042,477

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company Financial Statements / Statement of Changes in Shareholders’ Equity – 01/01/2011 to 06/30/2011

(R$ thousand)

Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Shareholders’ Equity
5.01	Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800
5.03	Adjusted Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800
5.04	Equity Transactions with Partners	0	0	-68,761	0	0	-68,761
5.04.08	Approved Additional Dividends	0	0	-68,761	0	0	-68,761
5.05	Total Comprehensive Income	0	0	0	662,441	0	662,441
5.05.01	Net Income for the Period	0	0	0	662,441	0	662,441
5.07	Closing Balances	6,203,688	124,255	3,285,096	662,441	0	10,275,480

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year 01/01/2012 to 06/30/2012	YTD Previous Year 01/01/2011 to 06/30/2011
7.01	Revenue	5,328,509	4,914,163
7.01.01	Sales of Merchandise, Products and Services	4,237,934	3,975,235
7.01.02	Other Revenue	37,227	66,324
7.01.03	Revenue from the Construction of Own Assets	1,128,735	948,711
7.01.04	Allowance for/Reversal of Doubtful Accounts	-75,387	-76,107
7.02	Inputs Acquired from Third Parties	-2,127,634	-1,914,439
7.02.01	Costs of Products, Goods and Services Sold	-1,816,290	-1,608,692
7.02.02	Materials, Energy, Outsourced Services and Other	-304,722	-296,941
7.02.04	Other	-6,622	-8,806
7.03	Gross Value Added	3,200,875	2,999,724
7.04	Retentions	-363,929	-404,862
7.04.01	Depreciation, Amortization and Depletion	-363,929	-404,862
7.05	Net Value Added Produced	2,836,946	2,594,862
7.06	Value Added Received in Transfer	155,355	208,320
7.06.01	Equity in the Earnings of Subsidiaries	-3,057	-2,252
7.06.02	Financial Income	158,412	210,572
7.07	Total Value Added to Distribute	2,992,301	2,803,182
7.08	Value Added Distribution	2,992,301	2,803,182
7.08.01	Personnel	763,609	891,876
7.08.01.01	Direct Compensation	514,632	487,961
7.08.01.02	Benefits	198,700	352,032
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	50,277	51,883
7.08.02	Taxes and Contributions	802,576	886,770
7.08.02.01	Federal	751,131	847,144
7.08.02.02	State	25,303	20,117
7.08.02.03	Municipal	26,142	19,509
7.08.03	Value Distributed to Providers of Capital	641,392	362,095
7.08.03.01	Interest	610,120	343,633
7.08.03.02	Rental	31,272	18,462
7.08.04	Value Distributed to Shareholders	784,724	662,441
7.08.04.03	Retained Earnings/Accumulated Loss for the Period	784,724	662,441

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Consolidated Financial Statements / Balance Sheet - Assets

(R$ thousand)

Code	Description	Current Quarter 06/30/2012	Previous Year 12/31/2011
1	Total Assets	25,344,935	25,214,984
1.01	Current Assets	3,145,758	3,725,833
1.01.01	Cash and Cash Equivalents	1,752,485	2,149,989
1.01.03	Accounts Receivable	1,106,430	1,257,992
1.01.03.01	Customers	932,328	1,072,659
1.01.03.02	Other Accounts Receivable	174,102	185,333
1.01.03.02.01	Balances with Related Parties	174,102	185,333
1.01.04	Inventories	33,409	44,611
1.01.06	Recoverable Taxes	86,355	118,116
1.01.06.01	Current Recoverable Taxes	86,355	118,116
1.01.08	Other Current Assets	167,079	155,125
1.01.08.03	Other	167,079	155,125
1.01.08.03.01	Restricted Cash	90,847	99,729
1.01.08.03.20	Other Accounts Receivable	76,232	55,396
1.02	Non-Current Assets	22,199,177	21,489,151
1.02.01	Long-Term Assets	866,007	938,421
1.02.01.03	Accounts Receivable	315,623	333,713
1.02.01.03.01	Customers	315,623	333,713
1.02.01.06	Deferred Taxes	142,162	179,463
1.02.01.06.01	Deferred Income Tax and Social Contribution	142,162	179,463
1.02.01.08	Credit with Related Parties	154,345	170,288
1.02.01.08.03	Credit with Controlling Shareholders	154,345	170,288
1.02.01.09	Other Non-Current Assets	253,877	254,957
1.02.01.09.03	Indemnifications Receivable	60,295	60,295
1.02.01.09.04	Judicial Deposits	50,016	54,178
1.02.01.09.05	ANA – National Water Agency	104,779	100,551
1.02.01.09.20	Other Accounts Receivable	38,787	39,933
1.02.02	Investments	54,046	52,585
1.02.02.02	Investment Properties	54,046	52,585
1.02.03	Property, Plant and Equipment	393,709	356,468
1.02.04	Intangible Assets	20,885,415	20,141,677
1.02.04.01	Intangible Assets	20,885,415	20,141,677
1.02.04.01.01	Concession Contracts	12,412,354	12,094,633
1.02.04.01.02	Program Contracts	1,697,611	1,505,766
1.02.04.01.03	Service Contracts	6,760,606	6,522,475
1.02.04.01.04	Software License	381	2,326
1.02.04.01.05	New Business	14,463	16,477

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Consolidated Financial Statements / Balance Sheet - Liabilities

(R$ thousand)

Code	Description	Current Quarter 06/30/2012	Previous Year 12/31/2011
2	Total Liabilities	25,344,935	25,214,984
2.01	Current Liabilities	3,392,246	3,968,668
2.01.01	Labor and Pension Plan Liabilities	283,272	243,876
2.01.01.01	Pension Plan Liabilities	25,385	31,927
2.01.01.02	Labor Liabilities	257,887	211,949
2.01.02	Suppliers	195,275	255,557
2.01.02.01	Domestic Suppliers	195,275	255,557
2.01.03	Tax Liabilities	121,248	181,122
2.01.03.01	Federal Tax Liabilities	120,894	175,378
2.01.03.01.02	PIS-PASEP and COFINS (taxes on revenue) Payable	43,393	57,073
2.01.03.01.03	INSS (social security contribution) Payable	26,696	25,645
2.01.03.01.04	Installment Program - Law 10684/03	37,392	36,716
2.01.03.01.20	Other Federal Taxes	13,413	55,944
2.01.03.02	State Tax Liabilities	0	4
2.01.03.03	Municipal Tax Liabilities	354	5,740
2.01.04	Loans and Financing	1,325,346	1,630,010
2.01.04.01	Loans and Financing	838,791	826,091
2.01.04.01.01	In Domestic Currency	625,897	636,714
2.01.04.01.02	In Foreign Currency	212,894	189,377
2.01.04.02	Debentures	486,555	803,919
2.01.05	Other Payables	775,988	894,033
2.01.05.01	Liabilities with Related Parties	3,967	12,062
2.01.05.01.03	Debts with Controlling Shareholders	3,967	12,062
2.01.05.02	Other	772,021	881,971
2.01.05.02.01	Dividends and Interest on Equity Payable	142	247,486
2.01.05.02.04	Services	375,497	383,116
2.01.05.02.05	Refundable Amounts	46,887	50,300
2.01.05.02.06	Program Contract Commitments	43,592	62,287
2.01.05.02.07	Private Public Partnership – PPP	515	12,693
2.01.05.02.08	Agreement with São Paulo Municipal Government	61,805	62,228
2.01.05.02.09	Indemnities	3,871	5,310
2.01.05.02.10	Agreements	173,000	0
2.01.05.02.20	Other Payables	66,712	58,551
2.01.06	Provision	691,117	764,070
2.01.06.01	Tax, Social Security, Labor and Civil Provision	146,469	117,556
2.01.06.01.01	Tax Provision	5,773	5,859
2.01.06.01.02	Social Security and Labor Provision	95,744	86,821
2.01.06.01.04	Civil Provision	44,952	24,876
2.01.06.02	Other Provision	544,648	646,514
2.01.06.02.03	Provision for Environmental and Decommission Liabilities	68,315	12,014
2.01.06.02.04	Provision for Customers	269,389	244,817
2.01.06.02.05	Provision for Suppliers	206,944	389,683
2.02	Non-Current Liabilities	10,910,212	10,700,420
2.02.01	Loans and Financing	7,244,394	6,966,285
2.02.01.01	Loans and Financing	4,718,468	4,737,722
2.02.01.01.01	In Domestic Currency	1,742,236	1,873,678

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Consolidated Financial Statements / Balance Sheet - Liabilities

(R$ thousand)

Code	Description	Current Quarter 06/30/2012	Previous Year 12/31/2011
2.02.01.01.02	In Foreign Currency	2,976,232	2,864,044
2.02.01.02	Debentures	2,525,926	2,228,563
2.02.02	Other Payables	2,939,156	2,926,376
2.02.02.02	Other	2,939,156	2,926,376
2.02.02.02.03	Other Taxes and Contributions Payable	0	18,363
2.02.02.02.04	Pension Plan Liabilities	2,094,324	2,050,697
2.02.02.02.05	Program Contract Commitments	135,842	130,978
2.02.02.02.06	Private Public Partnership – PPP	424,065	416,105
2.02.02.02.07	Indemnities	38,659	43,707
2.02.02.02.08	TAC – Retirees	17,047	30,171
2.02.02.02.09	Deferred COFINS and PASEP	117,026	114,957
2.02.02.02.20	Other Payables	112,193	121,398
2.02.04	Provision	726,662	807,759
2.02.04.01	Tax, Social Security, Labor and Civil Provision	287,307	293,794
2.02.04.01.01	Tax Provision	73,406	70,589
2.02.04.01.02	Social Security and Labor Provision	84,378	69,715
2.02.04.01.04	Civil Provision	129,523	153,490
2.02.04.02	Other Provision	439,355	513,965
2.02.04.02.03	Provision for Environmental and Decommission Liabilities	67,568	109,165
2.02.04.02.04	Provision for Customers	346,675	373,716
2.02.04.02.05	Provision for Suppliers	25,112	31,084
2.03	Consolidated Shareholders’ Equity	11,042,477	10,545,896
2.03.01	Paid-Up Capital	6,203,688	6,203,688
2.03.02	Capital Reserves	124,255	124,255
2.03.02.07	Support to Projects	108,475	108,475
2.03.02.08	Incentive Reserve	15,780	15,780
2.03.04	Profit Reserves	3,929,810	4,217,953
2.03.04.01	Legal Reserve	521,219	521,219
2.03.04.08	Additional Dividend Proposed	0	288,143
2.03.04.10	Reserve for Investments	3,408,591	3,408,591
2.03.05	Retained Earnings/Accumulated Losses	784,724	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Consolidated Financial Statements / Statement of Income

(R$ thousand)

Code	Description	Current Quarter 04/01/2012 to 06/30/2012	YTD Current Year 01/01/2012 to 06/30/2012	Same Quarter of Previous Year 04/01/2011 to 06/30/2011	YTD Previous Year 01/01/2011 to 06/30/2011
3.01	Revenue from Sales and/or Services	2,478,285	5,066,683	2,341,566	4,637,256
3.02	Cost of Goods and/or Services Sold	-1,569,866	-3,075,320	-1,439,146	-2,807,570
3.02.01	Cost of Goods and/or Services Sold	-1,002,945	-1,962,655	-952,256	-1,881,251
3.02.02	Construction Cost	-566,921	-1,112,665	-486,890	-926,319
3.03	Gross Profit	908,419	1,991,363	902,420	1,829,686
3.04	Operating Expenses/Income	-268,470	-640,850	-254,726	-752,612
3.04.01	Selling Expenses	-168,592	-339,669	-155,392	-333,641
3.04.02	General and Administrative Expenses	-118,312	-328,104	-147,561	-470,411
3.04.04	Other Operating Income	22,912	33,545	54,964	60,246
3.04.04.01	Other Operating Income	25,358	37,290	60,563	66,381
3.04.04.02	COFINS and PASEP	-2,446	-3,745	-5,599	-6,135
3.04.05	Other Operating Expenses	-4,478	-6,622	-6,737	-8,806
3.04.05.01	Loss on Write-Off of Property, Plant and Equipment	-869	-1,808	-3,737	-4,379
3.04.05.03	Tax Incentive	-3,499	-4,688	-2,960	-4,310
3.04.05.05	Other	-110	-126	-40	-117
3.05	Earnings Before Financial Result and Taxes	639,949	1,350,513	647,694	1,077,074
3.06	Financial Result	-332,055	-289,143	45,438	-5,252
3.06.01	Financial Income	71,182	158,769	119,600	210,664
3.06.01.01	Financial Income	70,987	158,814	129,630	225,611
3.06.01.02	Foreign Exchange Gains	195	-45	-10,030	-14,947
3.06.02	Financial Expenses	-403,237	-447,912	-74,162	-215,916
3.06.02.01	Financial Expenses	-121,545	-325,432	-148,405	-359,256
3.06.02.02	Foreign Exchange Losses	-281,692	-122,480	74,243	143,340
3.07	Earnings Before Income Taxes	307,894	1,061,370	693,132	1,071,822
3.08	Income Tax and Social Contribution	-15,082	-276,646	-213,485	-409,381
3.08.01	Current	23,539	-239,597	-197,832	-407,146
3.08.02	Deferred	-38,621	-37,049	-15,653	-2,235
3.09	Net Income from Continued Operations	292,812	784,724	479,647	662,441

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Consolidated Financial Statements / Statement of Income

(R$ thousand)

Code	Description	Current Quarter 04/01/2012 to 06/30/2012	YTD Current Year 01/01/2012 to 06/30/2012	Same Quarter of Previous Year 04/01/2011 to 06/30/2011	YTD Previous Year 01/01/2011 to 06/30/2011
3.11	Consolidated Net Income/Loss for the Period	292,812	784,724	479,647	662,441
3.11.01	Attributed to Parent Company Partners	292,812	784,724	479,647	662,441
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Shares	1.28519	3.44425	2.10523	2.90753
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Shares	1.28519	3.44425	2.10523	2.90753

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Consolidated Financial Statements / Statement of Comprehensive Income

Justification for not filling out the chart:

The Company does not record a statement of comprehensive income.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Consolidated Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Quarter 01/01/2012 to 06/30/2012	YTD Previous Year 01/01/2011 to 06/30/2011
6.01	Net Cash from Operating Activities	1,306,276	1,314,880
6.01.01	Cash Generated from Operations	1,999,531	2,103,771
6.01.01.01	Net Profit Before Income Tax and Social Contribution	1,061,370	1,071,822
6.01.01.02	Provision for Contingencies	-6	116,014
6.01.01.05	Loss on Sale of Intangible and Fixed Assets	2,056	4,379
6.01.01.06	Depreciation and Amortization	363,588	404,339
6.01.01.07	Interest on Loans and Financing Payable	212,969	237,853
6.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financing	139,890	-108,511
6.01.01.09	Expenses with Interest and Monetary Variations	863	1,556
6.01.01.10	Income from Interest and Monetary Variations	-5,182	-14,319
6.01.01.11	Allowance for Doubtful Accounts	183,738	177,892
6.01.01.12	Provision for Term of Adjustment of Conduct (TAC)	20,315	21,949
6.01.01.14	Provision Sabesprev Mais	-5,147	-5,655
6.01.01.15	Other Provision/Reversals	3,669	4,630
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	-2,638	-835
6.01.01.17	Margin of Fair Value over Intangible Assets Arising from Concession Contracts	-24,603	-22,982
6.01.01.18	Social Security Obligations	48,649	215,639
6.01.02	Variation to Assets and Liabilities	-187,257	-146,151
6.01.02.01	Accounts Receivable	-23,568	-104,875
6.01.02.02	Balances and Transactions with Related Parties	28,946	15,996
6.01.02.03	Inventories	10,437	-767
6.01.02.04	Taxes Recoverable	-20,942	-56,801
6.01.02.05	Other Accounts Receivable	-28,576	1,671
6.01.02.06	Judicial Deposits	-36,306	5,525
6.01.02.08	Contractors and Suppliers	-80,729	23,622
6.01.02.09	Salaries, Provision and Social Security Contributions	19,081	5,296
6.01.02.10	Social Security Obligations	-5,022	-5,972
6.01.02.11	Taxes and Contributions Payable	-79,100	-20,049
6.01.02.12	Received Services	-7,619	-16,372
6.01.02.13	Other Obligations	145,735	71,627
6.01.02.14	Contingencies	-111,915	-66,194
6.01.02.15	Taxes on Revenue	2,321	1,142
6.01.03	Other	-505,998	-642,740
6.01.03.01	Interest Paid	-321,389	-374,631
6.01.03.02	Income Tax and Contributions Paid	-184,609	-268,109
6.02	Net Cash from Investing Activities	-882,794	-655,219
6.02.01	Acquisition of Items of Fixed Assets	-30,042	-41,156
6.02.02	Increase in Intangible Assets	-861,634	-803,850
6.02.04	Restricted Cash	8,882	189,787
6.03	Net Cash from Financing Activities	-820,986	-474,301
6.03.01	Funding	895,711	1,340,878
6.03.02	Amortizations of Loans	-1,178,925	-1,392,256
6.03.03	Payment of Interest on Equity	-537,772	-422,923

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Consolidated Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year 01/01/2012 to 06/30/2012	YTD Previous Year 01/01/2011 to 06/30/2011
6.05	Increase (Decrease) of Cash and Cash Equivalents	-397,504	185,360
6.05.01	Opening Balance of Cash and Cash Equivalents	2,149,989	1,989,179
6.05.02	Closing Balance of Cash and Cash Equivalents	1,752,485	2,174,539

	Accumulated Current Year

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company Financial Statements / Statement of Changes in Shareholders’ Equity – 01/01/2012 to 06/30/2012

(R$ thousand)

Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Shareholders’ Equity	Minority Interest	Consolidated Shareholders’ Equity
5.01	Opening Balances	6,203,688	124,255	4,217,953	0	0	10,545,896	0	10,545,896
5.03	Adjusted Opening Balances	6,203,688	124,255	4,217,953	0	0	10,545,896	0	10,545,896
5.04	Equity Transactions with Partners	0	0	-288,143	0	0	-288,143	0	-288,143
5.04.08	Approved Additional Dividends	0	0	-288,143	0	0	-288,143	0	-288,143
5.05	Total Comprehensive Income	0	0	0	784,724	0	784,724	0	784,724
5.05.01	Net income for the Period	0	0	0	784,724	0	784,724	0	784,724
5.07	Closing Balances	6,203,688	124,255	3,929,810	784,724	0	11,042,477	0	11,042,477

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company Financial Statements / Statement of Changes in Shareholders’ Equity – 01/01/2011 to 06/30/2011

(R$ thousand)

Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Shareholders’ Equity	Minority Interest	Consolidated Shareholders’ Equity
5.01	Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800	0	9,681,800
5.03	Adjusted Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800	0	9,681,800
5.04	Equity Transactions with Partners	0	0	-68,761	0	0	-68,761	0	-68,761
5.04.08	Approved Additional Dividends	0	0	-68,761	0	0	-68,761	0	-68,761
5.05	Total Comprehensive Income	0	0	0	662,441	0	662,441	0	662,441
5.05.01	Net Income for the Period	0	0	0	662,441	0	662,441	0	662,441
5.07	Closing Balances	6,203,688	124,255	3,285,096	662,441	0	10,275,480	0	10,275,480

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Consolidated Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year 01/01/2012 to 06/30/2012	YTD Previous Year 01/01/2011 to 06/30/2011
7.01	Revenue	5,343,188	4,917,150
7.01.01	Sale of Merchandise, Products and Services	4,244,178	3,978,053
7.01.02	Other Revenue	37,290	66,381
7.01.03	Revenue from the Construction of Own Assets	1,137,268	948,823
7.01.04	Provision/Reversal of Credit Losses	-75,548	-76,107
7.02	Inputs Acquired from Third Parties	-2,140,150	-1,917,380
7.02.01	Costs of Merchandise, Products and Services Sold	-1,826,328	-1,610,413
7.02.02	Materials, Energy, Third Party Services and Others	-307,200	-298,161
7.02.04	Other	-6,622	-8,806
7.03	Gross Value Added	3,203,038	2,999,770
7.04	Retentions	-364,006	-404,878
7.04.01	Depreciation, Amortization and Depletion	-364,006	-404,878
7.05	Net Value Added Produced	2,839,032	2,594,892
7.06	Value Added Transfer Received	158,769	210,664
7.06.02	Financial Income	158,769	210,664
7.07	Total Value Added to Distribute	2,997,801	2,805,556
7.08	Distribution of Value Added	2,997,801	2,805,556
7.08.01	Personnel	766,409	893,286
7.08.01.01	Direct Compensation	516,866	489,200
7.08.01.02	Benefits	199,112	352,130
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	50,431	51,956
7.08.02	Taxes and Contributions	801,779	887,318
7.08.02.01	Federal	750,154	847,619
7.08.02.02	State	25,307	20,132
7.08.02.03	Municipal	26,318	19,567
7.08.03	Compensation of Third Party Capital	644,889	362,511
7.08.03.01	Interest	613,255	343,894
7.08.03.02	Rental	31,634	18,617
7.08.04	Remuneration of Capital	784,724	662,441
7.08.04.03	Retained Profit/Loss for the Period	784,724	662,441

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

1. Financial highlights

								R$ million
	2Q11	2Q12	Var. (R$)%		1H11	1H12	Var. (R$)%
(+) Gross operating revenue	1,985.4	2,048.6	63.2	3.2	3,975.2	4,237.9	262.7	6.6
(+) Construction revenue	498.5	577.8	79.3	15.9	948.7	1,128.7	180.0	19.0
(-) COFINS and PASEP taxes	144.1	151.4	7.3	5.1	289.5	313.9	24.4	8.4
(=) Net operating revenue	2,339.8	2,475.0	135.2	5.8	4,634.4	5,052.7	418.3	9.0
(-) Costs and expenses	1,253.0	1,286.8	33.8	2.7	2,681.0	2,621.6	(59.4)	(2.2)
(-) Construction costs	486.3	565.5	79.2	16.3	925.7	1,104.9	179.2	19.4
(+) Equity Results	(1.2)	(1.3)	(0.1)	-	(2.3)	(3.0)	(0.7)	-
(=) Earnings before financial expenses (EBIT*)	599.3	621.4	22.1	3.7	1,025.4	1,323.2	297.8	29.0
(+) Depreciation and amortization	176.2	177.0	0.8	0.5	404.3	363.5	(40.8)	(10.1)
(=) EBITDA**	775.5	798.4	22.9	3.0	1,429.7	1,686.7	257.0	18.0
(%) EBITDA margin	33.1	32.3			30.8	33.4
Net income	479.6	292.8	(186.8)	(38.9)	662.4	784.7	122.3	18.5
Earnings per share (R$)	2.11	1.29			2.91	3.44

(*) Earnings before interest and taxes

(**) Earnings before interest, taxes, depreciation and amortization

In 2Q12, net operating revenue reached R$ 2.5 billion, a 5.8% growth compared to 2Q11. Costs and expenses, including construction costs, in the amount of R$ 1.9 billion grew 6.5% over 2Q11. EBIT grew 3.7%, from R$ 599.3 million in 2Q11 to R$ 621.4 million in 2Q12. EBITDA increased 3.0%, from R$ 775.5 million in 2Q11 to R$ 798.4 million in 2Q12. The EBITDA margin was 32.3% in 2Q12 in comparison to 33.1% in the same period of the previous year. Excluding construction revenues and construction costs, the EBITDA margin was 41.4% in 2Q12 (41.5% in 2Q11).

Comparing 2Q12 to 2Q11, the main variation was at the “Exchange rate variation on loans and financing”. This non cash effect was due to the depreciation of the Real versus US Dollar and Japanese Yen of 10.9% and 14.6%, respectively.

Excluding the effect from the exchange rate variation and its taxes, net income in 1H12 would have reached R$ 865.6 million (R$ 567.8 million in 1H11). 2Q12 net income would have reached R$ 478.7 million (R$ 430.6 million in 2Q11), corresponding to an 11.2% increase.

The EBITDA margin in 1H12 was 33.4% (30.8% in 2011). Excluding construction revenues and construction costs, the EBITDA margin was 42.4% (38.2% in 2011).

2. Gross operating revenue

Gross operating revenue from water supply and sewage collection grew from R$ 1,985.4 million in 2Q11 to R$ 2,048.6 million in 2Q12, an increase of R$ 63.2 million or 3.2%. The main factors for this result were: the increase of 1.4% in total billed volume, and the tariff adjustment of 6.83% as of September 2011.

The less-than-expected growth was due to: the conclusion of the implementation of TACE(1) services in municipalities in the interior region, which led to greater billing speed and reduced water bill reception times. There was also a decline in the number of days whose unbilled supply is estimated (revenue estimate). As a result, billing reflected the sales upturn and the tariff increase, but unbilled revenue estimates, which also comprise operating revenue, were lower than the estimates for previous periods.

Excluding this non-recurring event, operating revenue would have grown by 7.8%.

(1) TACE (External Commercial Service Technician) – allows the metering and issuing of water and sewage bills immediately at the client’s door. Consumers can ask questions more conveniently. The technician can also issue a copy of the bill, request repairs, provide water saving tips and make changes to the clients’ registration.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

3. Construction revenue

In 2Q12, construction revenue grew from R$ 498.5 million to R$ 577.8 million, an increase of R$ 79.3 million or 15.9%, comparing to 2Q11. This variation was mainly due to higher investments in the period.

4. Billed volume

The following tables show the billed water and sewage volume per customer category and region in 2Q11, 2Q12, 1H11 and 1H12.

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	2Q11	2Q12%		2Q11	2Q12%		2Q11	2Q12%
Residential	366.7	371.5	1.3	301.2	307.0	1.9	667.9	678.5	1.6
Commercial	41.8	42.6	1.9	39.2	39.7	1.3	81.0	82.3	1.6
Industrial	9.8	9.3	(5.1)	10.1	10.6	5.0	19.9	19.9	-
Public	13.8	14.1	2.2	10.9	10.9	-	24.7	25.0	1.2
Total retail	432.1	437.5	1.2	361.4	368.2	1.9	793.5	805.7	1.5
Wholesale	74.2	73.8	(0.5)	6.7	7.2	7.5	80.9	81.0	0.1
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	506.4	511.4	1.0	368.1	375.4	2.0	874.5	886.8	1.4
	1H11	1H12%		1H11	1H12%		1H11	1H12%
Residential	740.1	756.1	2.2	604.8	622.3	2.9	1,344.9	1,378.4	2.5
Commercial	83.1	85.6	3.0	77.5	79.4	2.5	160.6	165.0	2.7
Industrial	19.2	18.9	(1.6)	20.0	20.9	4.5	39.2	39.8	1.5
Public	26.0	27.2	4.6	20.4	21.0	2.9	46.4	48.2	3.9
Total retail	868.4	887.8	2.2	722.7	743.6	2.9	1,591.1	1,631.4	2.5
Wholesale	148.3	147.1	(0.8)	14.2	13.5	(4.9)	162.5	160.6	(1.2)
Reused water	0.2	0.2	-	-	-	-	0.2	0.2	-
Total	1,016.9	1,035.1	1.8	736.9	757.1	2.7	1,753.8	1,792.2	2.2

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	2Q11	2Q12%		2Q11	2Q12%		2Q11	2Q12%
Metropolitan	285.0	290.2	1.8	242.4	247.6	2.1	527.4	537.8	2.0
Regional (2)	147.1	147.3	0.1	119.0	120.6	1.3	266.1	267.9	0.7
Total retail	432.1	437.5	1.2	361.4	368.2	1.9	793.5	805.7	1.5
Wholesale	74.2	73.8	(0.5)	6.7	7.2	7.5	80.9	81.0	0.1
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	506.4	511.4	1.0	368.1	375.4	2.0	874.5	886.8	1.4
	1H11	1H12%		1H11	1H12%		1H11	1H12%
Metropolitan	570.3	583.4	2.3	483.7	495.9	2.5	1,054.0	1,079.3	2.4
Regional (2)	298.1	304.4	2.1	239.0	247.7	3.6	537.1	552.1	2.8
Total retail	868.4	887.8	2.2	722.7	743.6	2.9	1,591.1	1,631.4	2.5
Wholesale	148.3	147.1	(0.8)	14.2	13.5	(4.9)	162.5	160.6	(1.2)
Reused water	0.2	0.2	-	-	-	-	0.2	0.2	-
Total	1,016.9	1,035.1	1.8	736.9	757.1	2.7	1,753.8	1,792.2	2.2

   (1) Unaudited

   (2) Including coastal and countryside

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

5. Costs, administrative, selling and construction expenses

In 2Q12, costs of products and services, administrative, selling and construction expenses grew 6.5% (R$ 113.0 million). As a percentage of net revenue, cost and expenses moved from 74.3% in 2Q11 to 74.8% in 2Q12.

								R$ million
	2Q11	2Q12	Chg. (R$)%		1H11	1H12	Chg. (R$)%
Payroll and benefits	412.1	443.6	31.5	7.6	968.6	849.9	(118.7)	(12.3)
Supplies	34.6	43.2	8.6	24.9	71.7	83.7	12.0	16.7
Treatment supplies	36.0	51.4	15.4	42.8	81.6	96.0	14.4	17.6
Services	232.6	252.6	20.0	8.6	464.1	517.5	53.4	11.5
Electric power	151.3	147.6	(3.7)	(2.4)	292.6	298.0	5.4	1.8
General expenses	157.0	123.7	(33.3)	(21.2)	284.4	291.5	7.1	2.5
Tax expenses	10.2	11.1	0.9	8.8	37.6	46.1	8.5	22.6
Sub-total	1,033.8	1,073.2	39.4	3.8	2,200.6	2,182.7	(17.9)	(0.8)
Depreciation and amortization	176.2	177.0	0.8	0.5	404.3	363.5	(40.8)	(10.1)
Credit write-offs	43.0	36.6	(6.4)	(14.9)	76.1	75.4	(0.7)	(0.9)
Sub-total	219.2	213.6	(5.6)	(2.6)	480.4	438.9	(41.5)	(8.6)
Construction costs	486.3	565.5	79.2	16.3	925.7	1,104.9	179.2	19.4
Costs, administrative, selling and construction expenses	1,739.3	1,852.3	113.0	6.5	3,606.7	3,726.5	119.8	3.3
% over net revenue	74.3	74.8			77.8	73.8

5.1. Payroll and benefits

In 2Q12 payroll and benefits grew R$ 31.5 million or 7.6%, from R$ 412.1 million to R$ 443.6 million, due to the following:

•         8% increase in wages since May 2011 and of 6.17% since May 2012, with an impact of approximately R$ 21.0 million; and

•         Increase of R$ 11.4 million referring to actuarial liability of the G0 Plan.

5.2. Supplies

In 2Q12, expenses with supplies increased by R$ 8.6 million or 24.9%, when compared to the same period of the previous year, from R$ 34.6 million to R$ 43.2 million, mostly due to: (i) reincorporation to the stockroom of surplus material used in the maintenance of water and sewage connections and networks totaling R$ 3.6 million in 2Q11; and (ii) water and sewage systems preventive and correction maintenance, in the amount of R$ 2.2 million. Excluding the reincorporation to the stockroom of surplus material the variation would drop from 24.9% to 13.1%.

5.3. Treatment supplies

Treatment supplies expenses in 2Q12 were R$ 15.4 million or 42.8% higher than in 2Q11, from R$ 36.0 million to R$ 51.4 million. The main factors for this variation were:

•         Increase of R$ 7.4 million, due to the higher consumption of activated carbon, due to the reservoir  and climate conditions, as well as by the proliferation of algae in dams that serve the Guarapiranga and Cantareira production systems;

•         Increase of R$ 3.3 million, due to the greater consumption of lime for the treatment of sludge and a price increase of approximately 23.8%;

•         Increase of R$ 2.9 million from the greater consumption of hydrogen peroxide at the sewage pumping stations of the Baixada Santista Region due to the proliferation of algae, startup of the Guarujá sewage pumping station and a price increase of approximately 12.0%; and

•         Increase of R$ 1.6 million due to the higher consumption of iron chloride, which replaces iron sulfate, due to the weather conditions.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

5.4. Services

In 2Q12 this item increased R$ 20.0 million or 8.6%, from R$ 232.6 million to R$ 252.6 million. The main factors were:

•         Increase of R$ 11.9 million related to joint social and environmental initiatives established in the agreement entered into with the municipal government of São Paulo;

•         Increase of R$ 6.4 million related to the fleet renewal program, though leasing;

•         Public and Private Partnership Agreement of the Alto Tietê Production System, with an increase of R$ 5.7 million due to the start-up in September 2011, increasing the water production capacity from 10m3/s to 15m3/s; and

•         Paving services and replacement of sidewalks in the amount of R$ 5.0 million, due to the intensification of the actions against water losses.

The increases mentioned above were offset by a R$ 4.2 million decrease resulting from a lower achievement at the implementation of the Corporate Program for Water Loss Reduction (PURA) in municipal schools.

5.5. Electric power

In 2Q12, this item decreased R$ 3.7 million, or 2.4%, from R$ 151.3 million to R$ 147.6 million, due to a 15% discount granted, since September 2011, at the Use of Distribution System Tariff (TUSD), in the operation directly related to sanitation.

5.6. General expenses

In 2Q12 general expenses decreased R$ 33.3 million or 21.2%, from R$ 157.0 million to R$ 123.7 million, due to:

•         Decrease in provision for legal contingencies, amounting to R$ 50.2 million;

•         Increase of R$ 5.8 million in the provision for payment of the municipal fund pursuant to the Service Agreement with the Municipal Government of São Paulo; and

•         Increase of R$ 2.1 million, due to the beginning of billing for the use of water from the Baixada Santista water basin in February 2012.

5.7. Credit write-offs

In 2Q12 credit write-offs decreased R$ 6.4 million or 14.9%, from R$ 43.0 million to R$ 36.6 million, mainly due to lower provisions of debits related to public entities.

6. Other operating revenues and expenses

Other operating revenues (net of expenses) decreased R$ 29.8 million, from R$ 46.9 million to R$ 17.1 million in 2Q12, due to the recognition of the funds received from the agreement of Alienation of Exclusivity Rights for deposits of Sabesp’s employees' payments from March 2007 and June 2011 with Nossa Caixa and Banco do Brasil, in the amount of R$ 36.3 million.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

7. Financial revenues and expenses

				R$ million
	2Q11	2Q12	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	75.8	70.0	(5.8)	(7.7)
Interest and charges on international loans and financing	17.9	25.7	7.8	43.6
Interest rate over lawsuit	17.9	5.1	(12.8)	(71.5)
Other financial expenses	13.9	9.0	(4.9)	(35.3)
Total financial expenses	125.5	109.8	(15.7)	(12.5)
Financial revenues	99.3	61.6	(37.7)	(38.0)
Financial expenses net of revenues	26.2	48.2	22.0	84.0

7.1. Financial expenses

In 2Q12 financial expenses dropped R$ 15.7 million, or 12.5%. The main factors that influenced this result were:

•        Lower interest related to lawsuits against suppliers, in the amount of R$ 12.8 million;

•        Decrease in interest by R$ 5.8 million on domestic loans and financing, mainly due to the amortization of the 8th and 9th debenture in June and October 2011, respectively; and

•        Increase of R$ 7.8 million in interest from international loans and financing, due to the exchange rate variation.

7.2. Financial revenues

Financial revenues decreased by R$ 37.7 million, due to the gradual reduction of the market interest rates obtained in financial investments and higher cash position.

8. Monetary variation on assets and liabilities

				R$ million
	2Q11	2Q12	Var.	%
Monetary variation on loans and financing	15.1	8.9	(6.2)	(41.1)
Currency exchange variation on loans and financing	(74.3)	281.7	356.0	(479.1)
Other monetary/exchange rate variations	7.7	2.1	(5.6)	(72.7)
Variation on Liabilities	(51.5)	292.7	344.2	(668.3)
Variation on assets	20.3	9.5	(10.8)	(53.2)
Net Variation	(71.8)	283.2	355.0	(494.4)

8.1. Monetary variation on liabilities

The effect on the monetary variation on liabilities in 2Q12 was R$ 344.2 million higher than in 2Q11, specially the exchange rate variation on international loans and financing, in the amount of R$ 356.0 million, due to the 10.9% appreciation of the US Dollar and of 14.6% appreciation of the yen in 2Q12 versus a 4.2% depreciation of the US Dollar and 1.12% depreciation of the yen in 2Q11.

Monetary variation on domestic loans and financing decreased by R$ 6.2 million, mainly due to the R$ 3.1 million decrease from the amortizations of the 8th and 9th debenture issues in June and October 2011 and the R$ 3.1 million decrease due to the lower variation of the TR interest rate in 2Q12 of 0.07%, compared with 0.31% in 2Q11.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

8.2. Monetary variation on assets

Monetary variation on assets dropped R$ 10.8 million, due to:

•         Monetary restatement of judicial deposits in the amount of R$ 4.8 million in 2Q11; and

•         R$ 7.6 million received in 2Q11 from the Sale of Exclusivity Rights for deposits of Sabesp’s employees' payments, which did not recur in 2Q12.

9. Operating indicators

Referring to the water loss ratio, in the first half of 2012, Sabesp invested R$122 million compared to R$132 million year on year. These amounts were sufficient to maintain the water loss ratio stable at 26%. With the beginning of the hiring financed by JICA, scheduled for mid-2013, a relevant fund transfer will occur, thus, a more substantial decline in this indicator is expected.

Operating indicators*	2Q11	2Q12%
Water connections (1)	7,386	7,576	2.6
Sewage connections (1)	5,814	6,017	3.5
Population directly served - water (2)	23.8	24.1	1.3
Population directly served - sewage (2)	20.2	20.7	2.5
Number of employees	15,397	14,496	(5.9)
Water volume produced (3)	1,500	1,531	2.1
Water losses (%)	26.0%	25.9%	(0.4)

(1) In thousand units
(2) In million inhabitants. Not including wholesale
(3) In millions of cubic meters.
* Unaudited

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

1.         OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as  supplying treated water on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensures universal access to water and sewage services in its marketplace, focuses on the customer, in a sustainable and competitive manner, with excellence in environmental solutions.

On June 30, 2012, the company operated water and sewage services in 363 municipalities of the State of São Paulo, having temporarily discontinued operations in five of these municipalities, Araçoiaba da Serra, Iperó, Cajobi, Álvares Florense and Macatuba, due to judicial orders under ongoing lawsuits. Most of these municipalities operations are based on 30-year concession agreements. As at June 30, 2012, 94 concessions had expired and were being negotiated. From 2012 to 2033, 38 concessions will expire, and the remaining concessions operate on a rollover basis. These concessions with indefinite terms and expired concessions under negotiation are amortized over the useful lives of the underlying assets. By June 30, 2012, 231 contracts were signed (225 contracts on December 31, 2011).

Management believes that all concessions expired and not yet renewed will result in new contracts or contract extensions, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. On June 30, 2012, the carrying amount of intangible assets applied in 94 municipalities under negotiation totaled R$6,134 million, accounting for 29.4% of the total, and gross revenue from these municipalities totaled R$1,202 million, accounting for 22.35% of the total.

The Company’s operations are concentrated in the municipality of São Paulo, which accounted for 55.64% of gross revenue in June 2012 (December 2011 – 55.11%).

On June 23, 2010 the State of São Paulo through its Governor, the municipal government of São Paulo, represented by its mayor, SABESP and the Regulatory Agency of Sanitation and Energy– ARSESP as intervening and consenting parties entered into an agreement to share the responsibility for the water supply and sewage services in the capital city of São Paulo for the next 30 years, renewable for the same period. In addition, SABESP is the sole supplier of these services and ARSESP is liable for regulation, including tariffs, control and inspection of services.

Also, the “Water Supply and Sewage Public Utility Services Agreement” was signed on June 23, 2010. This agreement was signed between the State of São Paulo, the municipal government of São Paulo and SABESP for a 30-year period, renewable for the same period, including the following activities:

i. protection of springs in collaboration with other state and municipal authorities;
ii. capture, transportation and treatment of raw water;
iii. collection, transportation, treatment and final dispose of sanitary sewage; and
iv. adoption of other basic and environmental sanitation actions.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

In the municipality of Santos, in the Baixada Santista region, which has a significant population, the Company operates supported by a public authorization deed, a similar situation in other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that it is made up of.

Concessions renewals occur based on Law 11,445, enacted on January 5, 2007, which establishes the basic sanitation regulatory framework, providing for the nationwide guidelines and basic principles for the provision of such services, such as social control, transparency, the integration of sanitation infrastructure, water resources management, and the articulation between industry policies and public policies for urban and regional development, housing, suppression of poverty, promotion of health and environmental protection, and other related issues.

The Company’s shares have been listed on the “Novo Mercado” (New Market) segment of the BOVESPA (São Paulo Stock Exchange) since April 2002, and on the New York Stock Exchange (NYSE) as ADRs since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: SESAMM, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho and Attend Ambiental. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees. For the purposes of accounting classification in the financial statements, these companies are considered "joint ventures”, under the criteria of CPC 19.

These consolidated financial statements were approved by the Board of Directors on August 9, 2012.

2.         PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

(i)         Presentation of the Quarterly Financial Information

The Quarterly Financial Information as at June 30, 2012 was prepared based on CPC 21 – Interim Financial Information (parent company and consolidated) and the international standard IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB) (consolidated), applicable to the preparation of the Quarterly Financial Information – ITR, which are consistently presented with the standards issued by the CVM. Therefore, this ITR considers the Circular Official Letter CVM/SNC/SEP 003 of April 28, 2011 which allows that entities report selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The Quarterly Financial Information for the period ended June 30, 2012, therefore, does not include all the notes and reporting required by the CPC (the Brazilian Accounting Pronouncements Committee) for the Annual Financial Statements and, accordingly, must be read together with the financial statements under CPC and IFRS for the year ended December 31, 2011.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

(ii)        Parent Company and Consolidated Financial Information

The parent company financial information has been disclosed together with the consolidated financial information and was prepared based on CPC 21 provisions applicable to the preparation of the Quarterly Financial Information – ITR and presented consistently with the standards issued by CVM and with Note 2 of the Annual Financial Statements as at December 31, 2011.

The consolidated financial information  includes the financial statements of the Company and its investees: SESAMM – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina S.A., Águas de Castilho, Saneaqua Mairinque S.A., Aquapolo Ambiental and Attend Ambiental, which were proportionally consolidated according to the equity interest over its investees. The Company shares the control of its investees, which have the same fiscal year basis. The accounting policies of its investees are consistent with the accounting policies adopted by the Company. The consolidation processes of assets, liabilities and statement of income add the assets, liabilities, revenues and expenses, according to the nature, complemented by the elimination of the shares hold by the parent company in the equity and statement of income of the investees.

Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto and a casting vote in certain management issues, indicating participating shared control. Therefore, the financial statements were proportionally consolidated.

These are the consolidated companies:

SESAMM

On August 15, 2008, the Company, together with the companies OHL Médio Ambiente, Inima S.A.U. Unipersonal (Inima), Técnicas y Gestión Medioambiental S.A.U. (TGM) and Estudos Técnicos e Projetos ETEP Ltda. (ETEP) incorporated the company Serviços de Saneamento de Mogi Mirim S.A. - SESAMM (SESAMM), for a period of 30 years from the date the concession agreement with the municipality of Mogi Mirim for the purpose of providing complementary services to the sewage diversion system and implementing and operating sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

SESAMM's capital as at June 30, 2012 totaled R$19,532, and was represented by 19,532,409 no-par, registered common shares. SABESP holds 36% of its equity interest and Inima holds another 46% of its equity interest. The Company concluded that SABESP and Inima have joint control over SESAMM. Accordingly, SABESP records their interest over SESAMM applying the proportional consolidation method, equivalent to the 36% of SESAMM's assets and liabilities, revenues and expenses.

Operations started in June 2012.

Águas de Andradina

On September 15, 2010, the Company, together with the company Companhia de Águas do Brasil – Cab Ambiental incorporated the company Águas de Andradina S.A., with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

On June 30, 2012, the company’s capital was R$2,908 represented by 2,908,085 no-par, registered common shares. SABESP holds 30% of its equity interest.

Operations started in October, 2010.

Águas de Castilho

On October 29, 2010, the Company, together with Companhia Águas do Brasil – Cab Ambiental, incorporated the company Águas de Castilho, for the purpose of providing water and sewage services to the municipality of Castilho. The capital of Águas de Castilho totaled
R$622, and was represented by 622,160 no-par, registered shares. SABESP holds 30% of its equity interest.

Operations started in January, 2011.

Saneaqua Mairinque

On June 14, 2010, the Company, together with Foz do Brasil S.A., incorporated Saneaqua Mairinque S.A., with indefinite term, for the purpose of exploring the public utility of water supply and sewage services to the municipality of Mairinque.

On June 30, 2012, the company’s capital was R$2,000, represented by 2,000,000 non-par, registered common shares. SABESP holds 30% of its equity interest.

Operations started in October, 2010.

Aquapolo Ambiental S.A.

On October 8, 2009, the Company, together with Foz do Brasil S.A., incorporated Aquapolo Ambiental S.A., for the purpose of producing, providing and trading reused water for Quattor Química S.A., Quattor Petroquímica S.A., Quattor Participações S.A. and other companies comprising the Petrochemical Complex.

On June 30, 2012, the company’s capital was R$36,412, represented by 42,419,045 no-par, registered common shares. SABESP holds 49% of its equity interest.

As at June 2012, operations had not started.

Attend Ambiental

On August 23, 2010, the Company, together with Companhia Estre Ambiental S.A., incorporated Attend Ambiental S.A, for constructing and operating a pretreatment of non-domestic effluent station, mud transportation and related services in the city of São Paulo, as well as implementing similar infrastructures in other areas in Brazil and abroad. The capital totaled R$ 2,000, and it is represented by 2,000,000 no-par, registered common shares. SABESP holds 45% of its equity interest. A total of R$11,400,000.00 was recorded under shareholders’ equity as advance for future capital increase.

Attend is at a pre-operational phase and its start-up is scheduled for December 2012.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

Below is a summary of SABESP’S interest in the financial statements of these investees:

	June 30, 2012
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	ÁGUAS DE CASTILHO 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%	ATTEND AMBIENTAL 45%

Current Assets	2,351	426	329	434	4,935	4,297
Non-Current Assets	17,629	1,829	600	396	186,993	642

Current Liabilities	805	1,160	441	253	10,350	166
Non-Current Liabilities	13,952	424	228	15	169,074	-
Shareholders’ Equity	5,223	671	260	562	12,504	4,773

	December 31, 2011
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	ÁGUAS DE CASTILHO 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%	ATTEND AMBIENTAL 45%

Current Assets	2,658	360	133	561	12,424	5,003
Non-Current Assets	14,447	1,300	423	164	180,717	223

Current Liabilities	832	815	256	228	10,262	127
Non-Current Liabilities	11,120	84	47	28	167,498	5,130
Shareholders’ Equity	5,153	761	253	469	15,381	(31)

	June 30, 2012
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	ÁGUAS DE CASTILHO 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%	ATTEND AMBIENTAL 45%

Operating Revenue	6,874	5,260	1,243	1,464	-	-
Operating Expense	(6,802)	(5,476)	(1,183)	(1,383)	(2,877)	(533)
Net Financial Income	65	58	13	12	-	208
Income (loss) for the Period	137	(158)	73	93	(2,877)	(325)

	June 30, 2011
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	ÁGUAS DE CASTILHO 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%	ATTEND AMBIENTAL 45%

Operating Revenue	-	1,507	234	1,245	-	-
Operating Expense	(536)	(1,649)	(360)	(1,334)	(881)	(568)
Net Financial Income	31	8	-	23	-	28
Income (loss) for the Period	(505)	(134)	(126)	(66)	(881)	(540)

2.1       Accounting policies

The accounting policies used in the preparation of the Quarterly Financial Information for the quarter ended June 30, 2012 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2011. These policies are disclosed in Note 3 in the Annual Financial Statements.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

2.2       Standards, amendments and interpretations to standards that are not yet in force

There are no new CPCs/IFRS or interpretations applicable for the first time this quarter that have adverse effects on the Company. For more information, see Notes 4.1 and 4.2 of the Annual Financial Statements of December 31, 2011.

3.         FINANCIAL RISK MANAGEMENT

3.1       Financial risk factors

The Company’s operations are affected by the Brazilian economic scenario, especially foreign exchange variations, inflation and interest rates, exposing it to market risk, such as exchange rate, interest rate, credit risk and liquidity risk. The Company’s global risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not used derivative financial instruments, although it may contract forward foreign exchange operations and financing in Reais to reduce the foreign exchange risk.

(a)        Market risk

Foreign Exchange Risk

SABESP's foreign exchange exposure implies market risks related to real currency fluctuations against the US Dollar and Yen. Most of SABESP's liabilities in foreign currency include loans denominated in US Dollars and Yen.

In the case of Real depreciation against the foreign currency in which debt is denominated, SABESP will incur  monetary loss in relation to this debt.

SABESP’s specific foreign exchange risks are related to exposures caused by its short and long-term foreign currency-denominated debt.

The management of SABESP’s foreign exchange exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would have an impact on liability balances of foreign currency-denominated loans and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts to hedge against this risk, but conducts an active management of debt, taking advantage of opportunities to swap expensive debts with “cheaper” debts, reducing the cost through early maturity.

A significant amount of the Company’s financial debt is indexed to the US Dollar and Yen, in the total amount of R$3,189.1 million on June 30, 2012 (R$2,437.2 million on June 30, 2011). The Company’s exposure to foreign exchange risk is the following:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

	June 30, 2012		June 30, 2011
	Foreign currency	R$	Foreign currency	R$

Loans and financing – US$	1,093,537	2,210,366	1,056,236	1,648,890
Loans and financing – Yen	38,479,341	974,682	40,489,000	785,081
Loans and financing interest and charges – US$		12,219		11,812
Loans and financing interest and charges – Yen		6,601		4,089

TOTAL		3,203,868		2,449,872

The chart above details the foreign currency-denominated loans and financing. The total of R$14,742 on June 30, 2012 (June 2011 - R$12,618) includes funding costs.

On June 30, 2012, if the Real had appreciated or depreciated by 10% compared to the U.S. dollar and the Yen with all other variables kept afloat, the effect on income after taxes and shareholders’ equity for the period would have been approximately R$211,455 (June 2011– R$161,691), mainly as a result of foreign currency gains or losses with the conversion of foreign currency-denominated loans.

Simulation of appreciation/depreciation of the Real by 10%	June 30, 2012	June 30, 2011
Foreign currency-denominated loans and interest rates	3,203,868	2,449,872
US Dollar/Yen variation	10%	10%
Appreciation or depreciation of the Real	320,387	244,987
Income tax/social contribution rate	34%	34%
Income tax/social contribution	108,932	83,296
Appreciation or depreciation of the Real, net of taxes	211,455	161,691

Interest rate risk

This risk derives from the possibility that the Company may incur in losses due to interest rate fluctuations that increase financial expenses related to loans and financing.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates,  to evaluate the need to replace its debts.

Below is the Company’s loans and financing expressed in Reais subject to variable interest rates:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

	June 30, 2012	December 31, 2011
UPR(i)	2,193,249	2,364,126
CDI(ii)	1,339,352	1,882,341
TJLP(iv)	865,429	886,138
IPCA(v)	695,614	187,697
Leasing	103,696	49,609

Total loans and financing in local currency	5,197,340	5,369,911

(i) UPR – Reference Standard Unit
(ii) CDI – Interbank Deposit Certificate
(iii) IGP-M – General Market Price Index
(iv) TJLP – Long-Term Interest Rate
(v) IPCA – Extended Consumer Price Index

Another risk faced by the Company is the non-correlation between the monetary adjustment indexes of its debt and services revenues. Water supply and sewage treatment tariff adjustment do not necessarily follow the increases in loans and financing adjustment indexes and interest rates affecting the Company’s debt.

On June 30, 2012, if  interest rates on Reais-denominated loans had changed around 1%, with all other variables kept the same, the effect on income after taxes in the six-month period would have been approximately R$34,302  (June 2011 – R$36,883), mainly as a result of lower or higher interest expenses in variable rate loans.

(b)        Credit risk

The credit risk results from cash equivalents, bank and financial institution deposits, as well as credit exposure to customers, including outstanding accounts receivable. By force of law, the Company shall invest its cash surplus exclusively with Banco do Brasil (rating AA+(bra)). The credit risks are mitigated by sales to a widely and geographically spread customer base.

The maximum exposure to credit risk on the reporting date is the carrying amount of securities classified as cash equivalents, deposits at Banks and financial institutions, trade accounts receivable, balances with related parties and indemnities on the balance sheet date. See Notes 5 to 9.

(c)        Liquidity risk

The Company’s liquidity mainly relies on cash generated by operating activities, loans with financial institutions of the state and federal governments and financing in the local and international markets. The liquidity risk management considers the assessment of liquidity requirements to ensure that the Company has enough cash to meet its operating and capital expenditures.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

The cash surplus held by the Company is invested in interest-bearing current accounts, time deposits, short-term deposits and marketable securities, electing instruments with proper maturities or sufficient liquidity to provide enough margin as determined by the aforementioned estimates.

The table below analyzes the Company’s financial liabilities, by maturity dates, including the amounts of principal and interest rates to be paid in accordance with contractual clauses.

	April to December 2012	2013	2014, 2015 and 2016	2017 onwards	Total
On June 30, 2012
Loans and financing	584,347	1,737,213	3,464,127	6,523,879	12,309,566
Contractors and suppliers	193,370	-	-	-	193,370
Services payable	375,497	-	-	-	375,497

	2012	2013	2014, 2015 and 2016	2017 onwards	Total
On December 31, 2011
Loans and financing	2,115,837	1,689,526	3,008,577	5,162,889	11,976,829
Contractors and suppliers	255,557	-	-	-	255,557
Services payable	383,116	-	-	-	383,116

There is no collateral provided by the Company to be disclosed.

(d)        Sensitivity analysis

A chart follows that shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to provide evidence of the balances of the main financial liabilities, calculated at a rate projected until the final settlement of each contract, converted into market value (Scenario I) with 25% appreciation (Scenario II) and 50% appreciation (Scenario III).

This sensitivity analysis has as its objective  measuring the impact of changes in market variables on the said financial instruments of the Company, considering constant all other market indicators. These amounts, when settled, may differ from those provided above, due to estimates applied in the preparation process.

	June 30, 2012
Financial Instruments	Risk	Scenario I R$	Scenario II – 25% R$	Scenario III – 50% R$
Financial Liability Loans and Financing
Banco do Brasil, CEF (i)	TR increase	1,735,490	1,998,117	2,327,383
Debentures (ii)	TJLP increase	353,910	390,928	419,619
Debentures (ii)	CDI increase	1,336,776	1,384,117	1,433,293
Debentures (ii)	IPCA increase	593,739	617,657	623,011
Debentures (ii)	TR increase	386,174	422,449	464,700
IDB, IBRD and Eurobonds (iii)	US$ appreciation	2,350,015	2,689,910	3,029,805
JICA (iv)	Yen appreciation	1,115,876	1,394,845	1,673,814

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

(i)

The contracts with Banco do Brasil and CEF were projected until final maturity, at contractual rates (Projected TR + spread) and discounted at present value by TR x DI; both rates were obtained from BM&F. For Scenarios II and III, deteriorations of 25% and 50%, respectively, were considered in discount rates;

(ii)

Debentures were projected until final maturity date (IPCA, DI, TJLP or TR) discounted at present value at forward market of interest rates, published by ANBIMA in the secondary market and with June 30, 2012 as the reference date and the Company’s securities traded in the domestic market. For Scenarios II and III, deteriorations of 25% and 50%, respectively, were considered in discount rates. For Debentures indexed to DI, a sensitivity analysis was conducted based on 25% and 50% increase of the DI market’s curve.

(iii)

Contracts with IDB, IBRD were projected until final maturity in original currency, using the contractual interest rates, discounted at present value using the forward Libor rate at Bloomberg. Eurobonds were priced at market value according to the quotes published by Bloomberg.

Eurobonds were priced at market value according to the quotes at Bloomberg. All amounts obtained were converted into Reais at the exchange rate on June 30, 2012. For Scenarios II and III, we considered 25% and 50% increases, respectively, in exchange rates;

(iv)

The contracts with JICA were projected until the final maturity in original currency, using the interest rates contracted and discounted at present value, using the forward Tibor rate at Bloomberg. The amounts obtained were converted into Reais using the exchange rate on June 30, 2012. For Scenarios II and III were considered 25% and 50% increases, respectively, in exchange rates;

(v)

Financing – BNDES are instruments considered by face value adjusted until maturity date, which are indexed by TJLP, which is a specific mode not compared to any other market rate. Therefore, the Company has elected to report as market value the amount recorded on June 30, 2012. For that reason, the Company does not carry out a risk analysis for these contracts.

(e)        Credit quality of the financial assets

The credit quality of the financial assets that are not past-due or are subject to provision for impairment may be assessed by reference to the external credit ratings (if any) or to the historic information on default ratio of the counterparties. For the credit quality of the counterparties which are financial institutions, such as deposits and financial investments, the Company considers the lowest rating of the counterparty disclosed by the three main international credit rating agencies (Moody’s, Fitch and S&P), pursuant to in-house policy for market risk management:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

	PARENT COMPANY
	June 30, 2012	December 31, 2011

Current account and short-term bank deposits
AAA(bra)	37,795	38,058
AA+(bra)	1,703,438	2,102,304
Other (*)	2,214	1,717
	1,743,447	2,142,079

(*) Checking accounts and investment funds at banks are included in this category, which are not rated by the three rating agencies used by the Company.

Below is a table with the rating assessment of counterparty financial institutions with which the Company conducted business during the period:

Counterparty	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AA+(bra)	Aaa.br	brAAA
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Federal Savings Bank (CEF)	AA+ (bra)	Aaa.br	-
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	AAAbr

3.2       Capital management

The Company’s objectives when managing its capital are to safeguard its capacity of continuing to offer returns to shareholders and benefits to the other stakeholders, in addition to maintaining an ideal capital structure to reduce this cost.

The Company monitors capital based on financial leverage ratios. This ratio corresponds to the net debt divided by total capital. The net debt, in turn, corresponds to total loans and financing less cash and cash equivalents. Total capital is calculated through the sum of shareholders’ equity, as evidenced in the parent company’s balance sheet, with net debt.

	PARENT COMPANY
	June 30, 2012	December 31, 2011

Total loans and financing	8,386,466	8,423,332
Less: cash and cash equivalents	(1,743,447)	(2,142,079)

Net debt	6,643,019	6,281,253
Total equity capital	11,042,477	10,545,896

Total capital	17,685,496	16,827,149

Leverage ratio	38%	37%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

	CONSOLIDATED
	June 30, 2012	December 31, 2011

Total loans and financing	8,569,740	8,596,295
Less: cash and cash equivalents	(1,752,485)	(2,149,989)

Net debt	6,817,255	6,446,306
Total equity capital	11,042,477	10,545,896

Total capital	17,859,732	16,992,202

Leverage ratio	38%	38%

On June 30, 2012, the parent company’s leverage ratio increased from 37% to 38%, due to the decrease in cash and cash equivalents, primarily a result of the payment of Interest on Equity in the period. The leverage ratio did not change in the consolidated results.

3.3       Fair value estimate

Trade accounts receivable and payable at carrying amount, less impairment, are supposed to approximate their fair values.

The fair value was measured in accordance with the following hierarchy of fair value measurement:

•            Quoted prices (not adjusted) in active markets for identical assets and liabilities (level 1).

                     •            Information, in addition to prices quoted included in level 1, which are adopted by the market for assets or liabilities, whether directly, such as prices, or indirectly, derived from prices (level 2).

•            Inserts for asset or liability that are not based on data adopted by the market, i.e. non- observable inserts (level 3).

The single financial instrument measured at fair value by the Company is represented by short-term investments in bank deposit certificates (CDB), classified as cash equivalents, in the amounts of R$1,614,547 and R$2,027,785 on June 30, 2012 and December 31, 2011 (parent company) and R$1,623,273 and R$2,031,122 on June 30, 2012 and December 31, 2011 (consolidated), respectively. These investments are financial assets measured at fair value through profit or loss, measured in accordance with level 2.

3.4       Financial instruments

The Company operates with several financial instruments, pointing out cash and cash equivalents, including financial investments, and loans and financing as described below.

Estimated fair values of financial instruments are the following:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

	PARENT COMPANY
	June 30, 2012		December 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	1,743,447	1,743,447	2,142,079	2,142,079
Restricted cash	90,847	90,847	99,729	99,729
Trade accounts receivable, net	1,247,094	1,247,094	1,405,728	1,405,728
Balances with related parties, net	328,447	328,447	355,621	355,621
Judicial deposits	50,016	50,016	54,178	54,178

Financial liabilities
Loans and financing	8,386,466	8,454,841	8,423,332	8,368,632
Contractors and suppliers	193,370	193,370	244,658	244,658

	CONSOLIDATED
	June 30, 2012		December 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	1,752,485	1,752,485	2,149,989	2,149,989
Restricted cash	90,847	90,847	99,729	99,729
Trade accounts receivable, net	1,247,951	1,247,951	1,406,372	1,406,372
Balances with related parties, net	328,447	328,447	355,621	355,621
Judicial deposits	50,016	50,016	54,178	54,178

Financial liabilities
Loans and financing	8,569,740	8,592,067	8,596,295	8,500,515
Contractors and suppliers	195,275	195,275	255,557	255,557

To obtain fair value of loans and financing, the following criteria have been adopted:

(i)

The contracts with Banco do Brasil and CEF (Federal Savings Bank) were projected until final maturity at contractual rates (TR projected + spread) and discounted at present value by TR x DI; both rates were obtained from BM&F.

(ii)

Debentures were projected until final maturity date (IPCA, DI, TJLP or TR) discounted at present value at forward market interest rates published by ANBIMA in the secondary market and with June 30, 2012 as the reference date and the Company’s securities traded in the domestic market.

(iii)

Financing – BNDES are instruments considered by face value adjusted until maturity date, which are indexed by TJLP, which is a specific mode not compared to any other market rate. Therefore, the Company has elected to report as market value the amount recorded on June 30, 2012.

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Notes to the Financial Statements

(iv)

Other financing in domestic currency is considered by face value adjusted until maturity date, discounted at present value using the forward market of interest rates. Forward rates were obtained from the BM&FBovespa website.

(v)

The contracts with IDB, IBRD were projected until final maturity in original currency, using contractual interest rates and discounted at present value applying the forward Libor rate at Bloomberg. Eurobonds contracts were priced by market quotes published by Bloomberg. All the amounts obtained were converted into Reais at the exchange rate on June 30, 2012.

(vi)

The contracts with JICA were projected until final maturity in original currency, using contractual interest rates and discounted at present value, applying the forward Tibor rate at Bloomberg. The amounts obtained were converted into Reais at the exchange rate on June 30, 2012.

(vii)

Leasing is an instrument considered by its face value updated until the maturity date and indexed by a contractual fixed rate, which is a specific mode not to be compared to any other market rate. Therefore, the Company reports as market value the amount recorded on June 30, 2012.

4.         MAIN ACCOUNTING JUDGMENTS AND ESTIMATES

The estimates and judgments are continuously evaluated based on  historical experience and other factors, including the expectations of future events believed to be reasonable under the circumstances. There was no change in relation to the Annual Financial Statements on December 31, 2011, according to Note 5.

5.         CASH AND CASH EQUIVALENTS

	PARENT COMPANY		CONSOLIDATED
	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011
Cash and banks	128,900	114,794	129,212	118,867
Cash equivalents	1,614,547	2,027,285	1,623,273	2,031,122
	1,743,447	2,142,079	1,752,485	2,149,989

The variation in the period from January to June 2012 derives from operating cash flow of the Company’s activities.

In June, the average yield of financial investments corresponded to 100.2% of CDI.

6.         RESTRICTED CASH

On June 30, 2012, the Company recorded restricted cash, in current assets, in the amount of R$90,847, of which R$8,280 refer to BNDES collateral, R$465 was blocked due to court decision and R$82,102 refers to the collection deriving from services rendered to parties related to the municipal government of São Paulo, net of taxes. These funds should be reinvested in the water and sewage systems of the city of São Paulo.

The variation occurring in the period from January to June 2012, when compared to the Financial Statements of December 31, 2011, is mainly due to the decrease in the balance of the São Paulo Municipal Government’s account.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

7.         TRADE ACCOUNTS RECEIVABLE

(a)        Equity balances

	PARENT COMPANY
	June 30, 2012	December 31, 2011
Private sector:
General and special customers (i) (ii)	851,318	885,203
Agreements (iii)	253,892	249,929

	1,105,210	1,135,132
Government entities:
Municipal	597,421	578,463
Federal	3,049	2,517
Agreements (iii)	179,730	182,381

	780,200	763,361
Wholesale customers – Municipal Administration: (iv)
Guarulhos	552,843	513,218
Mauá	261,872	244,204
Mogi das Cruzes	15,183	14,864
Santo André	583,015	547,764
São Caetano do Sul	3,851	1,955
Diadema	173,817	164,337

Wholesale total – Municipal Governments	1,590,581	1,486,342

Unbilled supply	354,566	457,321

Subtotal	3,830,557	3,842,156
Allowance for doubtful accounts	(2,583,463)	(2,436,428)

Total	1,247,094	1,405,728

Current	931,471	1,072,015
Non-current (v)	315,623	333,713

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

In the period between January and June 2012, there were no relevant changes in operations reported in the financial statements as at December 31, 2011.

The consolidated balance totals  R$1,247,951 (December 2011 – R$1,406,372), and the difference of R$857 (December 2011 – R$644) in relation to the balance of the parent company, refers to accounts receivable from investees, Águas de Andradina, R$370; Saneaqua Mairinque, R$170; Águas de Castilho R$166; and SESAMM, R$151.

(i) General customers - residential and small and medium-sized companies.

(ii) Special customers - large consumers, commercial, industries, condominium and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus adjustment for inflation and interest.

(iv) Wholesale - municipal governments - The balance of trade accounts receivable at wholesale refers to the sale of treated water to the municipalities which are liable for distribution, billing and collection with end consumers. Few municipalities contest at court the tariffs charged by SABESP and do not pay the amounts under litigation. The past-due amounts that are substantially included in the allowance for doubtful accounts are classified under non-current assets.

	June 30, 2012	December 31, 2011

Balance at the beginning of period	1,486,342	1,343,445
Billing for services rendered	194,722	340,068
Collections – current year’s services	(53,312)	(167,024)
Collections – previous years’ services	(37,171)	(30,147)

Balance at the end of the period	1,590,581	1,486,342

Current	55,118	26,485
Non-current	1,535,463	1,459,857

(v) The non-current amount consists of past-due and receivables and renegotiated with customers and past-due amounts related to the wholesale supply to municipal authorities and is recorded net of allowance for doubtful accounts.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

(b)        The aging of trade accounts receivable is as follows:

	June 30, 2012	December 31, 2011

Current	983,866	1,129,337
Past-due:
Up to 30 days	181,784	184,958
From 31 to 60 days	83,405	79,720
From 61 to 90 days	54,301	50,020
From 91 to 120 days	44,732	39,686
From 121 to 180 days	81,112	70,037
From 181 to 360 days	129,726	137,039
Over 360 days	2,271,632	2,151,359

Total accrued	2,846,692	2,712,819

Total	3,830,557	3,842,156

(c)        Allowance for doubtful accounts

	2Q12	2Q11
Previous balance	2,518,659	2,284,896
Private sector/government entities	15,299	25,149
Wholesale customers	49,505	51,638

Additions for the period	64,804	76,787

Balance	2,583,463	2,361,683

Current	1,191,827	1,142,407
Non-current	1,391,636	1,219,276

The Company recorded probable credit losses in accounts receivable verified in the second quarter of 2012, in the amount of R$36,625 (R$42,971 on June 30, 2011) under “Selling expenses” and R$49,505 (R$53,390 on June 30, 2011) directly deducted from licensee revenues.

8.         RELATED PARTY BALANCES AND TRANSACTIONS

The Company has transactions with its controlling shareholder, the São Paulo State Government, and companies/entities related thereto.

(a)        Accounts receivable, interest on equity, revenues and expenses with the São Paulo State Government

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

	June 30, 2012	December 31, 2011
Accounts receivable
Current:
Water and sewage services (i)	121,798	116,441
GESP Agreement (iii), (iv) and (v)	21,798	41,360
Provision for losses (v)	(12,389)	(12,389)
Reimbursement of supplementary retirement and pension benefits – GESP Agreement (ii) and (vi)	31,887	31,887
Reimbursement of supplementary retirement and pension benefits paid – monthly flow (ii) and (vi)	11,008	8,034

Total current	174,102	185,333

Non-current:
Reimbursement of supplementary retirement and pension benefits paid – GESP Agreement (ii) and (vi)	154,345	170,288

Total non-current	154,345	170,288

Total receivable from shareholders	328,447	355,621

Water and sewage services rendered	131,207	145,412
Reimbursement of supplementary pension and retirement	197,240	210,209

Total	328,447	355,621

Interest on equity payable to related parties	-	153,368

	2Q12	2Q11
Gross revenue from sales and services rendered
Water sales	57,714	48,551
Sewage services	50,610	43,153
Receivables from related parties	(118,639)	(96,455)
Financial income	45,077	61,346

In the period between January and June 2012, there were no relevant changes in operations reported in the financial statements as at December 31, 2011.

(i)         Water and sewage services

The Company provides water supply and sewage collection services to the State Government and other Companies related thereto, under terms and conditions considered by Management as usual in the market, except as to the form of settlement of the credits that may occur under the conditions mentioned in items (iii), (iv) and (v).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

(ii)        Reimbursement of supplementary retirement and pension benefits paid

This refers to additional amounts of retirement and pension plan benefits provided for in the State of São Paulo’s Law 4819/58 (the Benefits) paid by the Company to former employees or retirees.

Pursuant to the Agreement referred to in (iii), GESP is recognized to be liable for the charges deriving from Benefits, provided that payment criteria are observed, established by the Personnel Expense State Department – DDPE, based on legal guidance provided by Legal Consulting of the Treasury Department and the State Attorney General’s Office – PGE.

As explained in item (vi) during the validation by GESP of the amounts due to the Company related to Benefits, discrepancies were raised as to the calculation criteria and eligibility of Benefits applied by the Company.

On June 30, 2012 and December 31, 2011, 2,489 and 2,492 retirees, respectively, received additional retirement, and in the quarters ended June 30, 2012 and December 31, 2011, the Company paid R$30,456 and R$39,061, respectively. There were 11 active employees on June 30, 2012, who will be eligible to these benefits upon retirement, as compared to 14 on December 31, 2011.

In January 2004, supplementary retirement and pension payments were transferred to the Treasury Department and would be made according to calculation criteria defined by PGE. Due to court decision, the responsibility for the payments returned to SABESP as originally established.

(iii)        GESP Agreement

On December 11, 2001, the Company, GESP (through the State Department of Treasury Affairs, currently the Treasury Department) and the Department of Water and Electric Power – DAEE, and the Department of Water Resources, Sanitation and Works, currently the Department of Sanitation and Water Resources, as an intervening party, entered into the Instrument of Recognition and Consolidation of Obligations, Payment Commitment and Other Covenants (the GESP Agreement) aiming at solving pending issues between GESP and the Company related to water and sewage services with regard to Benefits.

In view of the strategic relevance of the reservoirs in Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova (the Reservoirs), to guarantee the maintenance of water volume of Alto Tiete, the Company agreed to receive them as part of the reimbursement referring to the Benefits. The Reservoirs would be transferred to the Company by DAEE, which in turn would subrogate under credit the same amount with GESP. However, the Public Prosecution Office of the State of São Paulo contested the legal validity of this agreement, whose main argument is the lack of specific legislative authorization for the disposal of DAEE’s assets. The Company’s legal counsels assess the risk of losses as probable, if it does not obtain said legislative authorization, which would prevent the transfer of respective Reservoirs as partial amortization of balance receivable.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

(iv)       First Amendment to the GESP Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original GESP Agreement, (1) consolidating and recognizing the amounts due by the State Government for water supply and sewage collection services rendered, adjusted for inflation, until February 2004; (2) formally authorizing the offset of amounts due by the State Government with interest on equity declared by the Company and any other debit with the State Government as at December 31, 2003, adjusted for inflation, until February 2004; and (3) defining the payment conditions of remaining liabilities of the State Government for the water supply and sewage collection services rendered.

(v)        Second Amendment to the GESP Agreement

On December 28, 2007, the Company and the State of São Paulo through the Treasury Department signed the second amendment to the original GESP agreement on the installment payment of the remaining balance of the First Amendment, amounting to R$133,709 on November 30, 2007 to be paid in 60 equal monthly and consecutive installments, beginning on January 2, 2008. The amount of installments is adjusted for inflation according to the IPCA-IBGE variation, plus monthly interest of 0.5%.

The State Government and SABESP agreed to immediately resume the compliance with their mutual obligations under new assumptions: (a) implementation of an electronic account management system to facilitate and speed up the monitoring of payment processes and budget management procedures; (b) structuring of the PURA to rationalize the consumption of water, water and sewage bills under the responsibility of the State Government; (c) establishment, by the State Government, of budget criteria so as to avoid the reallocation of amounts to a specific water and sewage account as of 2008; (d) possibility of registering state authorities and entities in a delinquency system or reference file; (e) possibility of interrupting water supply to state authorities and entities in the event of failure to pay water and sewage bills.

(vi)       Third Amendment to the GESP Agreement

On November 17, 2008, GESP, SABESP and DAEE, entered into the Third Amendment to the GESP Agreement, and acknowledged to owe to SABESP the amount of R$915,251, adjusted for inflation until September, 2008 by IPCA-IBGE, corresponding to the Undisputed Amount, calculated by FIPECAFI (Institute Foundation of Accounting, Actuarial and Financial Researches). SABESP temporarily accepted the Reservoirs (see item (iii) above) as part of the payment of the Undisputed Amount and offered to temporary settlement to GESP, establishing a financial credit of R$696,283, corresponding to the value of the Reservoirs at Alto Tietê System. The Company did not recognize the amount receivable of R$696,283 related to the Reservoirs, as their transfer by the State Government is uncertain. The final settlement will only occur with the effective transfer of ownership at the appropriate real estate registry office. The remaining balance of R$218,967 has been paid in 114 monthly and consecutive installments, in the amount of R$1,920 each, annually adjusted by the IPCA/FIPE, plus monthly interest rate of 0.5%, the first installment due on November 25, 2008.

SABESP and the State Government of São Paulo are working together in order to obtain the legislative authorization so that to make feasible the transfer of Reservoirs to SABESP, thus, overcoming the legal uncertainty caused by the public civil action that contends the lack of specific legislation for the transfer of Reservoirs ownership.

The Third Amendment also provides for the regularization of the monthly flow of benefits. While SABESP is responsible for the monthly payments, the State Government shall reimburse the Company based on criteria identical to those applied in the calculation of the Undisputed Amount. With no preventive court decision, the State Government will directly bear the monthly payment flow of the amount considered undisputed.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

(vii)       Controversial Amount of Benefits

As mentioned before, on November 17, 2008, the Company and the State Government signed the Third Amendment to the GESP Agreement, when controversial and undisputed amounts were quantified. Efforts were endeavored to settle the referred Controversial Amount of Benefits. According to  clause four of this instrument, the Controversial Amount is represented by the difference between the Undisputed Amount and the amount effectively paid by the Company as supplementary retirement and pension benefits provided for by Law 4819/58, of original responsibility of the State Government but paid by SABESP by court decision.

The Third Amendment provides that PGE will re-analyze discrepancies that gave rise to the Controversial Amount of Benefits provided for by Law 4819/58. At that time, this expectation was based on the PGE’s intention to re-analyze the matter and also in the Company’s right to reimbursement, inclusively based on external technical legal opinions.

However, new opinions issued by PGE and received on September 4 and 22, 2009 and January 4, 2010, denied the reimbursement of the amount previously defined as a Controversial Amount.

Although negotiations with the State Government are still being maintained, it is no longer possible to ensure that the Company will recover, on a fully amicable basis, the credits related to the Controversial Amount.

As part of the actions intended to recover the credit the Management understands as due by the State Government related to the discrepancies about the reimbursement of supplementary retirement and pension benefits paid by the Company, SABESP: (i) addressed, on March 24, 2010, a message to the controlling shareholder, forwarding an official letter released by the Joint Committee, proposing arbitration action by common agreement to be sent to the Arbitration Panel of Bovespa (São Paulo Stock Exchange); (ii) in June, 2010, a settlement proposal aiming at solving these pending issues has been sent to the Treasury Department. This proposal was not successful; (iii) on November 9, 2010, a lawsuit was filed against the State Government of São Paulo pleading the full reimbursement of  amounts paid as benefits provided by for by State Law 4819/58 which will allow to definitively settle the referred to Controversial Amount between the Company and GESP. Despite the lawsuit, the Company will insist on reaching an agreement during the progress of the lawsuit, understanding that a reasonable agreement is better to the Company and its shareholders than awaiting the conclusion of the lawsuit.

The Company’s Management opted for not recognizing these amounts, due to the uncertainty involving the reimbursement by the State Government. On June 30, 2012 and December 31, 2011, the amounts not recorded under assets referring to the supplementary retirement and pension benefits paid totaled R$1,317,460 and R$1,290,663, respectively, including the amount of R$696,283 referring to the transfer of  Reservoirs at Alto Tietê system. The Company also recognized the actuarial liability referring to the supplementary retirement and pension maintained with employees and pensioners of Plan G0. On June 30, 2012 and December 31, 2011, the amounts corresponding to this actuarial liability totaled R$1,537,025 and R$1,512,078, respectively. For more information on the supplementary retirement and pension liabilities, see Note 16.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

(b)        Agreement for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs owned by another company controlled by the State Government. Should these Reservoirs have not been available for use by the Company, then maybe water would have had to be caught in distant locations. The Company does not pay any fee for the use of these Reservoirs, but it is liable for their maintenance and operating costs.

(c)        Agreements with reduced tariffs for State and Municipal Government Entities that adhered to the PURA.

The Company has contracts signed with government authorities related to the State Government and municipalities operated, which are benefited with a 25% reduction in the tariff of water supply and sewage collection services, when on performance. The contracts provide for the implementation of PURA, which considers the reduction in water consumption.

(d)        Collaterals

The State Government grants collateral for some of the loans and financing of the Company and does not charge any fee related thereto.

(e)        Agreement for the assignment of personnel among GESP’s related entities

The Company has agreements for the assignment of employees with entities related to the State Government of São Paulo, where expenses are fully transferred and monetarily reimbursed. On June 30, 2012, the expenditures with employees assigned by SABESP to other state entities amounted to R$ 3,369 (June 2011 - R$2,962).

(f)         Services contracted from GESP’s related entities

On June 30, 2012 and December 31, 2011, SABESP had  outstanding amounts of R$3,967 and R$12,062, respectively, payable referring to services rendered by entities related to the State Government of São Paulo. Among them, we highlight electricity supply services rendered by the Companhia Energética de São Paulo – CESP, accounting for 63% of the amount on June 30, 2012.

(g)        Non-operating Assets

On June 30, 2012 and December 31, 2011, the Company had the amount of R$969 relating to land assigned in loan for use of the Department of Water and Electricity (DAEE).

(h)        SABESPREV

The Company sponsors the Defined Benefit Plan operated and managed by Fundação SABESP de Seguridade Social - SABESPREV. The net actuarial liability recognized up to June 30, 2012, was R$557,299 (December 2011 – R$538,619).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

(i)         Management Fees

Compensation:

The Management’s compensation policy is established according to the guidelines of the State Government of São Paulo, CODEC (State Council of Capital Defense), and is based on performance, market competitiveness or other indicators related to the Company’s business and is subject to the shareholders’ approval at the Annual Shareholders’ Meeting.

Executives’ compensation is restricted to the State Governor’s compensation. The compensation of the Board of Directors corresponds to 30% of the compensation of the Officers, subject to the minimum attendance at one monthly meeting.

The objective of the compensation policy is to establish a private management model, aiming at retaining its headcount and recruit skilled professionals, with experience and motivation, considering the efficiency level currently required by the Company.

In addition to the monthly compensation, the members of the Board of Directors and the Joint Committee receive:

Bonuses:

For the purposes of compensation for companies’ Management in which the State Government is the controlling shareholder, as an incentive policy, provided that the company effectively records quarterly, semi-annual and annual profit and distributes mandatory dividends to  shareholders, even if as interest on equity. Annual bonus cannot exceed six times the monthly compensation of management, nor 10% of interest on equity paid by the company, whichever is the lowest amount.

Annual bonus:

This corresponds to a monthly fee, calculated on a pro-rata  basis, in December of each year.

The purpose of this bonus is to establish a similarity with the Christmas bonus of the labor system of the Company’s employees, once the Management’s relationship with the Company is governed by its Bylaws.

Benefits only paid to the Statutory Officers:  meal tickets, food staples, health care plans, paid annual rest through 30-day paid leave and payment of a bonus corresponding to one third of monthly fees.

Expenses related to the compensation of members of the Board of Directors and Board of Executive Officers were R$818 and R$605 in the periods ended June 30, 2012 and 2011, respectively, and refer to short-term benefits. An additional amount of R$263 referring to the bonus program was recorded in the period between January and June 2012 (June 2011 - R$234).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

(j)         Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPE), holding the majority interest but with a casting vote and power of veto in certain issues. Therefore, these SPEs are considered for accounting purposes  jointly-owned subsidiaries, and are proportionally consolidated pursuant to CPC 19.

These SPEs were created to execute specific projects and will be liquidated after their completion.

The Company entered into a loan agreement through credit facility with the SPEs Águas de Andradina S.A., Águas de Castilho S.A. Aquapolo Ambiental S.A. to finance the operations of these companies, until the loans and financing required to banks is cleared. The contracts signed on January 19, 2012 with Águas de Andradina and Águas de Castilho and on March 30, 2012 with Aquapolo Ambiental have the following characteristics:

SPE	Credit Limit	Disbursed amount	Interest rate	Maturity
Águas de Andradina	R$1,050 thousand	R$1,049 thousand	CDI + 1.16 % p.m.	07/17/2012
Águas de Castilho	R$480 thousand	R$480 thousand	CDI + 1.16% p.m.	07/17/2012
Aquapolo Ambiental	R$24.6 million	R$24.6 million	CDI + 1.24% p.m.	04/30/2016

The amount disbursed is recognized in Current Assets under “Other Receivables” and amounts to R$26,158 on June 30, 2012. On the same date, financial income was affected by interest on these loans, amounting to R$693.

9.         INDEMNIFICATIONS RECEIVABLE

Indemnifications receivable is a non-current asset representing amounts receivable from the municipality of Diadema as indemnification for the one-sided withdrawal of the Company’s water and sewage services concession in 1995. On June 30, 2012 and December 31, 2011, this asset amounted to R$60,295. On December 31, 2010, the balance of indemnification receivable was R$146,213, representing the municipalities of Diadema and Mauá in the amounts of R$60,295 and R$85,918, respectively.

The Company invested in the construction of water and sewage systems in the municipalities of Diadema and Maua to meet its concession service commitments. For the one-sided termination of concessions in Diadema and Maua, the municipalities took over the responsibility of providing water and sewage services in those areas. At that moment, the Company reclassified the fixed asset balances related to the assets used in those municipalities to non-current assets (indemnifications receivable).

The residual amount of items of the fixed assets related to the municipality of Diadema, reclassified in December 1996, was R$75,231 and the balance of indemnifications receivable from the municipality is R$60,295 on June 30, 2012.

SABESP filed lawsuits to collect amounts due by the municipalities. Regarding Diadema, a settlement was proposed between Diadema municipal government and Companhia de Saneamento de Diadema – Saned for the payment of indemnification, and a motion to stay execution was filed by Diadema municipal government. In July 2008, pledge of money was authorized in Saned’s bank accounts and financial investments (online pledge) up to 10% of the debt’s adjusted amount, and the amount of R$2,919 was blocked and withdrawn on March 3, 2009. Subsequently, the Court of Justice resolved that the pledge should be made upon weekly deposits by Saned of the amount corresponding to 20% of everything receives in its accounts and financial investments. Saned filed appeals against this decision, and currently interlocutory appeal filed at the Federal Supreme Court is pending judgment.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

In the motion to stay execution filed by the municipality of Diadema, a court decision was rendered in October, 2009, recognizing the existence and enforceability of the debt and affirming that the execution against the Municipality should be made through a certificate of judgment debt of the government. SABESP and the municipal government appealed against this decision. SABESP obtained a favorable decision in September, 2011 from the Special Department of the Court of Justice, affirming to be constitutional the municipal law that allowed blocking the transfers of ICMS made by the State Government to the municipality (instead of payment only through certificate of judgment debt of the government).

On December 29, 2008, Saned and the municipality of Diadema jointly with the São Paulo State Government entered into a Memorandum of Intent aiming at preparing studies and conducting negotiations to instruct decisions of Diadema and SABESP, aiming at the exclusive rendering of water and sewage services in the municipality of Diadema.

The parties agree that the pursuit of a negotiated solution for the conflicts currently existing between the companies is indispensable so that water supply, sewage collection and treatment public utility have their proper development in the city of Diadema.

In January, 2009, the parties filed a joint motion pleading the suspension of new pledges, for a three-month period, in order to make feasible a settlement. The suspension was accepted by the Court of Public Treasury and successively renewed, the last renewal occurred in March 2012, in view of negotiations of the agreement.

A public civil action filed by the Public Prosecution Office of the State of São Paulo against the agreement based on the execution filed against the municipality of Diadema and Saned is pending judgment and since 2004 has been awaiting  engineering and accounting expert examination. After negotiations initiated with the municipality of Diadema, the Public Prosecution Office pleaded the dismissal of the public civil action, which was rejected and will be the object of an appeal by SABESP.

Regarding Maua, a lower court decision was rendered determining that the Municipality pays the amount of R$153.2 million as compensation for the investments made in the municipality by SABESP and for loss of profits. This award was confirmed by the Federal Supreme Court, in final and un-appealable decision and SABESP has been taking measures to start execution.

The residual amount of fixed assets items related to the municipality of Maua, reclassified in December, 1999 was R$103,763 and the balance of indemnifications receivable from the municipality was R$85,918 on December 31,2010. Court decisions have been favorable to the Company and the receipt of amounts due by municipality will occur as a certificate of judgment debt of the government, which will be recognized upon effective receipt, in view of uncertainties related to the settlement of amounts involved and the track record related to prioritizing payments of certificate of judgment debt of the government in the municipality of Mauá. In December 2011, an accounting provision was recorded corresponding to the total amount of credit held by the Company and litigation still in progress.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

Based on the opinion of the legal counsel, Management continues affirming that the Company has the legal right to receive the amounts corresponding to the indemnification and continues monitoring the status of legal proceedings.

10.        FIXED ASSETS

	PARENT COMPANY
	June 30, 2012			December 31, 2011
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land	88,334	-	88,334	109,303	-	109,303
Buildings	55,889	(31,848)	24,041	39,574	(30,142)	9,432
Equipment	192,057	(119,505)	72,552	160,833	(100,616)	60,217
Transportation equipment	14,387	(8,283)	6,104	21,023	(19,532)	1,491
Furniture and fixtures	16,296	(10,099)	6,197	27,690	(27,593)	97
Other	1,913	(1,136)	777	2,758	(1,713)	1,045
	368,876	(170,871)	198,005	361,181	(179,596)	181,585

	CONSOLIDATED
	June 30, 2012			December 31, 2011
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land	88,334	-	88,334	109,303	-	109,303
Buildings	55,889	(31,848)	24,041	39,574	(30,142)	9,432
Equipment	192,231	(119,525)	72,706	160,915	(100,626)	60,289
Transportation equipment	14,446	(8,307)	6,139	21,071	(19,549)	1,522
Furniture and fixtures	16,428	(10,113)	6,315	27,810	(27,601)	209
Other	1,914	(1,136)	778	2,758	(1,713)	1,045
Work in progress	195,396	-	195,396	174,668	-	174,668
	564,638	(170,929)	393,709	536,099	(179,631)	356,468

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

Changes in property, plant and equipment are as follows:

	PARENT COMPANY
	December 31, 2011	Reclassification	Additions	Disposals and write-offs	Depreciation	June 30, 2012
Land	109,303	(20,722)	-	(247)	-	88,334
Buildings	9,432	15,560	-	-	(951)	24,041
Equipment	60,217	16,051	5,349	(25)	(9,040)	72,552
Transportation equipment	1,491	1,719	3,324	-	(430)	6,104
Furniture and fixtures	97	5,622	525	(29)	(18)	6,197
Other	1,045	(162)	-	-	(106)	777
	181,585	18,068	9,198	(301)	(10,545)	198,005

	CONSOLIDATED
	December 31, 2011	Reclassification	Additions	Disposals and write-offs	Depreciation	June 30, 2012
Land	109,303	(20,722)	-	(247)	-	88,334
Buildings	9,432	15,560	-	-	(951)	24,041
Equipment	60,289	16,051	5,441	(25)	(9,050)	72,706
Transportation equipment	1,522	1,719	3,335	-	(437)	6,139
Furniture and fixtures	209	5,622	537	(29)	(24)	6,315
Other	1,045	(162)	1	-	(106)	778
Work in progress	174,668	-	20,728	-	-	195,396
	356,468	18,068	30,042	(301)	(10,568)	393,709

(a)        Depreciation

Depreciation rates are annually revised. Annual depreciation rates are the following: buildings 2%; equipment 5%; transportation equipment 10% and furniture and fixtures 6.7%. Land is not depreciated.

In the period ended June 30, 2012, there were no relevant changes related to the financial statements as of December 31, 2011. See Note 12.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

11.       INTANGIBLE ASSETS

	PARENT COMPANY
	June 30, 2012			December 31, 2011
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangibles resulting from:
Concession contracts equity value (i)	14,661,969	(2,949,314)	11,712,655	14,388,176	(2,848,783)	11,539,393
Concession contracts – economic value (ii)	934,017	(253,665)	680,352	762,987	(223,693)	539,294
Program contracts (iii)	1,313,186	(63,668)	1,249,518	1,120,104	(49,324)	1,070,780
Program contracts – commitments (iv)	494,497	(46,404)	448,093	473,327	(38,341)	434,986
Services agreement – São Paulo (v)	7,476,885	(716,279)	6,760,606	7,039,763	(517,288)	6,522,475
New businesses (vi)	21,926	(7,463)	14,463	21,400	(4,923)	16,477
Software license	52,988	(52,677)	311	52,743	(50,427)	2,316
Total	24,955,468	(4,089,470)	20,865,998	23,858,500	(3,732,779)	20,125,721

	CONSOLIDATED
	June 30, 2012			December 31, 2011
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangibles resulting from:
Concession contracts equity value (i)	14,681,412	(2,949,410)	11,732,002	14,404,168	(2,848,829)	11,555,339
Concession contracts – economic value (ii)	934,017	(253,665)	680,352	762,987	(223,693)	539,294
Program contracts (iii)	1,313,187	(63,669)	1,249,518	1,120,104	(49,324)	1,070,780
Program contracts – commitments (iv)	494,497	(46,404)	448,093	473,327	(38,341)	434,986
Services agreement – São Paulo (v)	7,476,885	(716,279)	6,760,606	7,039,763	(517,288)	6,522,475
New businesses (vi)	21,926	(7,463)	14,463	21,400	(4,923)	16,477
Software license	53,064	(52,683)	381	52,755	(50,429)	2,326
Total	24,974,988	(4,089,573)	20,885,415	23,874,504	(3,732,827)	20,141,677

Changes in intangible assets are as follows:

	PARENT COMPANY
	December 31, 2011	Additions	Reclassification	Write-offs and disposals	Amortization	June 30, 2012
Intangibles resulting from:
Concession contracts equity value (i)	11,539,393	458,969	(188,980)	(113)	(96,614)	11,712,655
Concession contracts – economic value (ii)	539,294	1,578	169,452	-	(29,972)	680,352
Program contracts (iii)	1,070,780	194,018	-	(762)	(14,518)	1,249,518
Program contracts – commitments (iv)	434,986	21,170	-	-	(8,063)	448,093
Services agreement – São Paulo (v)	6,522,475	438,019	-	(880)	(199,008)	6,760,606
New businesses (vi)	16,477	525	-	-	(2,539)	14,463
Software license	2,316	245	-	-	(2,250)	311
Total	20,125,721	1,114,524	(19,528)	(1,755)	(352,964)	20,865,998

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

	CONSOLIDATED
	December 31, 2011	Additions	Reclassification	Write-offs and disposals	Amortization	June 30, 2012
Intangibles resulting from:
Concession contracts equity value (i)	11,555,339	462,420	(188,980)	(113)	(96,664)	11,732,002
Concession contracts – economic value (ii)	539,294	1,578	169,452	-	(29,972)	680,352
Program contracts (iii)	1,070,780	194,018	-	(762)	(14,518)	1,249,518
Program contracts – commitments (iv)	434,986	21,170	-	-	(8,063)	448,093
Services agreement – São Paulo (v)	6,522,475	438,019	-	(880)	(199,008)	6,760,606
New businesses (vi)	16,477	526	-	-	(2,540)	14,463
Software license	2,326	309	-	-	(2,254)	381
Total	20,141,677	1,118,040	(19,528)	(1,755)	(353,019)	20,885,415

Below is the cost and construction revenue recognized over concession/program contracts in the periods of the corresponding years:

	CONSOLIDATED
	June 30, 2011
	Water	Sewage	Total

Construction cost incurred	440,190	486,129	926,319
Recognition of construction revenue	450,450	498,373	948,823

	CONSOLIDATED
	June 30, de 2012
	Water	Sewage	Total

Construction cost incurred	470,297	642,368	1,112,665
Recognition of construction revenue	479,921	657,347	1,137,268

There are no contingent assets and liabilities related to construction agreements in progress.

Intangibles arising from concession contracts

The Company operates concession contracts including the rendering of basic and environmental sanitation, water supply and sewage collection services. These concessioncontracts establish rights and duties concerning the assets related to the rendering of public utilities (see Note 3.8 (a) of December 31, 2011). Contracts provide for assets that will reverse to the granting authority at the end of the concession period.

On June 30, 2012, the Company operated in 363 municipalities in the State of São Paulo. The concession period is 30 years in most of these municipalities.

Services fees occur in the form of tariffs, regulated by ARSESP.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

Intangibles resulting from concession contracts include:

(i)         Concession contracts – equity value

Concession contracts provide for the assets that will reverse to the granting authority at the end of the contract, for the residual value or market value in accordance with the terms of each contract. The amortization is calculated according to the straight-line method, which considers the useful life of assets.

(ii)        Concession contracts - economic value

In the period between 1999 and 2006, negotiations related to new concessions were conducted considering the economic and financial result of the operation, determined in a valuation report issued by independent experts.

The amount determined in the respective contract, after a deal is closed with the municipal authorities, by means of subscription of the Company shares or in cash, is recorded in this item and is amortized by the respective concession period (usually 30 years). On June 30, 2012 there were no pending amounts related to these payments to the municipalities.

The amortization of intangible assets occurs during the effectiveness of contracts or by the useful life of concession underlying assets (whichever is shortest) by the straight-line method.

(iii)        Program Contracts

This refers to the renewal of contracts previously referred to as concession contracts whose objective is water supply, sewage and sanitation services. Assets acquired or built are amortized during the contractual term (30 years) or during the useful life of underlying assets, whichever is shortest.

(iv)       Program contracts - Commitments

After the enactment of the regulatory framework in 2007, renewals of concessions started to be made through  program contracts. In some of these program contracts, the Company undertook the commitment to financially participate in social and environmental actions. The assets built and financial commitments assumed within the program contracts are recorded as intangible assets and are amortized by the straight-line method in accordance with the duration of the program contract (mostly, 30 years) or by the useful life of the assets, whichever is shortest.

On June 30, 2012, amortization expenses related to the commitments of the program contracts were R$8,063 (June 2011 – R$6,227).

The amounts not disbursed yet are recorded under “Program Contracts - Commitments” in current liabilities (R$43,592 and R$62,287 on June 30, 2012 and December 31, 2011, respectively) and non-current liabilities (R$135,842 and R$130,978 on June 30, 2012 and December 31, 2011, respectively).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

(v)        Services agreements – São Paulo

On November 14, 2007, the Company and the São Paulo Municipal Government (Parties) entered into an agreement to establish conditions to ensure stability in the rendering of basic and environmental sanitation public utilities in the municipality of São Paulo, whose main issues are:

(a) the Parties undertook the commitment of defining basic and environmental sanitation actions, complementing those of the São Paulo Municipality, investing in the implementation and continuity of programs, such as: the Clean Stream Program and PURA, whose main purpose is to ensure the reduction in water consumption in public units, assuring water supply and the quality of life of the population;

(b) as of November 14, 2007, the execution date of the agreement, the total amount paid by the São Paulo Municipality to SABESP, referring to direct Management bodies, independent governmental agencies and foundations, less taxes, shall be destined to basic and environmental sanitation actions in the municipality; and

(c) the municipality undertakes the commitment of resuming the payment of current bills and consumption bills issued by SABESP, as of November 14, 2007, the execution date of this agreement.

The agreement remains effective, but collection mentioned in item (b) is no longer allocated to a specific account for the allocation of basic and environmental sanitation actions in the municipality. The outstanding balance for the amounts collected but not allocated yet on June 30, 2012 was R$82,102 (December 2011 - R$90,984).

On June 23, 2010, the Company entered into an agreement with the State Government and the Municipality of São Paulo for the rendering of water supply and sewage public utilities in the municipality of São Paulo for a 30-year period, renewable for another 30 years.

On June 23, 2010, the State Government signed an agreement with the Municipal Government of São Paulo and the Company, as well as an agreement between the State Government and Municipal Government, and SABESP and ARSESP as intervening and consenting parties, whose main aspects are the following:

1. The State and the Municipal Government assign to SABESP the right to explore the rendering of sanitation services in the capital city of São Paulo, which includes the obligation of providing services and the right to fees through tariff revenues;

2. The State and the Municipal Government define ARSESP as liable for the regulation duties, including tariffs, control and monitoring of services;

3. The valuation model used was the discounted cash flow, which considered the economic and financial sustainability of SABESP operation in the metropolitan region of São Paulo;

4. Cash flows consider all operating costs, taxes, investments and remuneration of opportunity cost of investors and creditors of SABESP;

5. The agreement provides for investments corresponding to 13% of gross revenue obtained by services rendered in the municipality of São Paulo, net of COFINS e Pasep. Investment plans, referring to execution of SABESP shall be compatible with activities and programs foreseen in state, municipal sanitation plans and where applicable, metropolitan. The Investment Plan is not definitive and will be revised by Managing Committee every four years, especially as to investments to be made in subsequent period;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

6. The transfer to the Municipal Fund of Environmental Sanitation and Infrastructure to be applied in sanitation-related actions of the capital city establishes a charge to be recovered in tariff, according to contractual provision. This amount corresponds to 7.5% of gross revenues obtained from services rendered in the municipality of São Paulo, net of COFINS and PASEP and delinquency in the period;

7. The opportunity cost of investors and creditors of SABESP was established by WACC methodology (weighted average cost of capital). This cost was applied as the discount rate of cash flows; and

8. The agreement provides for the remuneration of operating net assets, preferably calculated through equity valuation or through monetarily restated carrying amount to be defined by ARSESP. In addition, the contract also provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the expiration of the agreement.

The agreement with the municipality of São Paulo, which approximately accounts for 55.6% of the Company’s total revenues, ensures legal and equity safety to SABESP, proper return to shareholders and rendering of quality services to its customers.

The Municipal Government of São Paulo and the Company did not reach an agreement to solve pending financial issues until the execution date of the agreement, related to the rendering of water supply and sewage collection services to households of the municipality, reason that the Company filed suit against these bills, which are accrued for losses.

(vi)       New Businesses

In August 2009, the Company entered into an agreement with CASAL - Companhia de Saneamento de Alagoas, to render specialized technical services in order to implement the program to reduce losses and revenue evasion in the municipality of Maceió, for a 60-month period. Services started to be rendered in 2010.

On June 30, 2012, the amount recorded under “New businesses” was R$14,463 (December 2011 - R$16,477) where the amount recorded for CASAL was R$13,124 on June 30, 2012 (December 2011 – R$15,665).

(a)        Write-off of underlying assets of intangibles

On June 30, 2012, the Company wrote-off underlying assets of intangibles in the amount of R$1,755 (June 2011 - R$3,196) due to obsolescence, theft, disposal and works shut down, unproductive wells and projects economically unfeasible.

(b)        Capitalized interests and other financial charges

On June 30, 2012, the Company capitalized interests and monetary variation, including exchange variation in the concession intangible assets in the amount of R$171,103 (June 2011 – R$132,505) during the period in which assets were reported as work in progress.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

(c)        Construction margin

The Company is the primary party responsible for the construction and installation of infrastructure related to concession, whether with its own efforts or through outsourced services, and it is significantly exposed to related risks and benefits.

Therefore, the Company recognizes  construction revenue, corresponding to additional construction costs of gross margin. Generally, concession-related constructions are outsourced by the Company. In this case, the Company's implicit margin is usually lower to cover administration costs, as well as the assumption of primary risk. In 2012, the margin calculated was 2.3% (2.3% in 2011).

The amount of the construction margin (consolidated) for the six-month period ended June 30, 2012 and June 30, 2011 was R$24,603 and R$22,504, respectively.

(d)        Expropriations

Due to the execution of priority works related to the water and sewage systems, the expropriation or establishment of right-of-way in third party properties was necessary, whose owners will be refunded on an amicable or  court basis.

Assets, which are the subject-matter of these expropriations, must be registered in concession intangible assets once operation is completed. On June 30, 2012, the total amount referring to expropriations was R$8,090 (June 2011 - R$10,578).

(e)        Assets pledged as collateral

On June 30, 2012, the Company held assets pledged as collateral in the amount of R$249,034 for the Special Tax Installment Payment – Paes (Note 13) (December 2011 – R$249,034).

(f)         Public-Private Partnership - PPP

SABESP and CAB-Sistema Produtor Alto Tietê S/A,  a special purpose entity composed of Galvão Engenharia S.A. and Companhia Águas do Brasil – CAB Ambiental, signed in June 2008 the Public-Private Partnership agreements of the Alto Tietê Producer System.

The service agreement has a 15-year term, aiming at expanding the capacity of the Taiaçupeba Water Treatment Station, from 10 to 15,000 liters per second, whose operations started in October 2011.

On June 30, 2012 and December 31, 2011, the carrying amount recorded in the Company’s intangible assets, related to PPP, was R$497,689 and R$474,818, respectively.

(g)        Impairment

No provision for impairment was recorded on June 30, 2012 and December 31, 2011.

(h)        Works in progress

Works in progress were recorded under intangible assets in the amount of R$5.1 billion on June 30, 2012 (December 31, 2011 - R$5.7 billion).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

12.       LOANS AND FINANCING

Outstanding balance of loans and financing:

	PARENT COMPANY
	Jun/12			Dec/11
	Current	Non-current	Total	Current	Non-current	Total	Collaterals	Final maturity	Annual interest rate	Adjustment for inflation
Financial institution:
Country
Federal Government/ Banco do Brasil	364,743	294,574	659,317	348,695	479,548	828,243	State Government of S.Paulo and own resources	2014	8.50%	UPR
Debentures 10th issue	14,055	274,126	288,181	2,008	283,293	285,301	Own resources	2020	TJLP+1.92% (1st and 3rd series) and 9.53% (2nd series)	IPCA
Debentures 11th issue	472,500	534,570	1,007,070	202,500	1,005,748	1,208,248	Own resources	2015	CDI + 1.95% (1st series) and CDI + 1.4% (2nd series)
Debentures 12th issue	-	499,558	499,558	-	499,613	499,613	Own resources	2025	TR + 9.5%
Debentures 13th issue	-	-	-	599,411	-	599,411	Own resources	2012	CDI + 0.65%
Debentures 14th issue	-	282,132	282,132	-	279,810	279,810	Own resources	2022	TJLP+1.92% (1st and 3rd series) and 9.19% (2nd series)	IPCA
Debentures 15th issue	-	777,742	777,742	-	-	-	Own resources	2019	CDI + 0.99% and 6.2%	IPCA
Federal Savings Bank (CEF)	115,482	903,780	1,019,262	110,479	908,452	1,018,931	Own resources	2011/32	6.8% (weighted)	UPR
Brazilian Development Bank (BNDES)	19,607	-	19,607	37,554	3,491	41,045	Own resources	2013	3% + TJLP LIMIT 6%
Brazilian Development Bank (BNDES) Baixada Santista region	16,309	106,010	122,319	16,309	114,165	130,474	Own resources	2019	2.5% + TJLP LIMIT 6%
Brazilian Development Bank (BNDES) – Growth Acceleration Program (PAC)	6,428	81,360	87,788	6,428	67,489	73,917	Own resources	2023	2.15% + TJLP LIMIT 6%
Brazilian Development Bank (BNDES) – Sea cleaning program in Baixada Santista region (ONDA LIMPA)	19,084	225,775	244,859	14,270	235,383	249,653	Own resources	2025	1.92% + TJLP LIMIT 6%
Leasing	-	103,696	103,696	-	49,609	49,609
Other	964	3,300	4,264	1,155	3,503	4,658	Own resources	2011/2018/ 2025	12% / CDI / TJLP+ 6%	UPR
Interest and charges	81,545	-	81,545	100,998	-	100,998
Total in Brazil	1,110,717	4,086,623	5,197,340	1,439,807	3,930,104	5,369,911
FOREIGN CURRENCY
Inter-American Development Bank – IDB US$380,974 thousand	77,120	703,959	781,079	71,591	652,141	723,732	Federal Government	2016/2017/ 2025/2035	1.12% to 3.00%	Currency basket chg + US$
IBRD – US$13,490 thousand	-	26,854	26,854	-	18,928	18,928	Federal Government	2034	0.43%	US$
Eurobonds – US$140,000 thousand	-	282,492	282,492	-	262,067	262,067		2016	7.5%	US$
Eurobonds – US$350,000 thousand	-	699,862	699,862	-	649,024	649,024		2020	6.25%	US$
JICA – Yen 20,167,525 thousand	29,190	481,653	510,843	28,015	476,266	504,281	Federal Government	2029	1.8% and 2.5%	Yen
JICA – Yen 18,132,800 thousand	39,369	419,575	458,944	25,189	427,843	453,032	Federal Government	2029	1.8% and 2.5%	Yen
JICA – Yen 165,229 thousand	-	4,364	4,364	-	1,420	1,420	Federal Government	2029	1.2% and 0.01%	Yen
IDB 1983AB – US$226,058 thousand	48,395	357,473	405,868	44,911	376,355	421,266		2023	2.4% to 2.9%	US$
Interest and charges	18,820	-	18,820	19,671	-	19,671
Total Abroad	212,894	2,976,232	3,189,126	189,377	2,864,044	3,053,421
TOTAL LOANS AND FINANCING	1,323,611	7,062,855	8,386,466	1,629,184	6,794,148	8,423,332

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

	CONSOLIDATED
	Jun/12			Dec/11
	Current	Non-current	Total	Current	Non-current	Total	Collaterals	Final maturity	Annual interest rate	Adjustment for inflation
Financial institution:
Country
Federal Government/ Banco do Brasil	364,743	294,574	659,317	348,695	479,548	828,243	State Government of S.Paulo and own resources	2014	8.50%	UPR
Debentures 10th issue	14,055	274,126	288,181	2,008	283,293	285,301	Own resources	2020	TJLP+1.92% (1st and 3rd series) and 9.53% (2nd series)	IPCA
Debentures 11th issue	472,500	534,570	1,007,070	202,500	1,005,748	1,208,248	Own resources	2015	CDI + 1.95% (1st series) and CDI + 1.4% (2nd series)
Debentures 12th issue	-	499,558	499,558	-	499,613	499,613	Own resources	2025	TR + 9.5%
Debentures 13th issue	-	-	-	599,411	-	599,411	Own resources	2012	CDI + 0.65%
Debentures 14th issue	-	282,132	282,132	-	279,810	279,810	Own resources	2022	TJLP+1.92% (1st and 3rd series) and 9.19% (2nd series)	IPCA
Debentures 15th issue	-	777,742	777,742	-	-	-	Own resources	2019	CDI + 0.99% and 6.2%	IPCA
Debentures 1st issue - Aquapolo	-	157,799	157,799	-	160,099	160,099	Own resources	2029	TR+8.75%
Federal Savings Bank (CEF)	115,617	916,245	1,031,862	110,646	917,574	1,028,220	Own resources	2011/32	6.8% (weighted)	UPR
Brazilian Development Bank (BNDES)	19,607	-	19,607	37,554	3,491	41,045	Own resources	2013	3% + TJLP LIMIT 6%
Brazilian Development Bank (BNDES) Baixada Santista region	16,309	106,010	122,319	16,309	114,165	130,474	Own resources	2019	2.5% + TJLP LIMIT 6%
Brazilian Development Bank (BNDES) – Growth Acceleration Program (PAC)	6,428	81,360	87,788	6,428	67,489	73,917	Own resources	2023	2.15% + TJLP LIMIT 6%
Brazilian Development Bank (BNDES) – Sea cleaning program in Baixada Santista region (ONDA LIMPA)	19,084	225,775	244,859	14,270	235,383	249,653	Own resources	2025	1.92% + TJLP LIMIT 6%
Leasing	-	103,696	103,696	-	49,609	49,609
Other	1,977	3,300	5,277	1,784	3,503	5,287	Own resources	2011/2018/ 2025	12% / CDI / TJLP+ 6%	UPR
Interest and charges	82,132	11,275	93,407	101,028	2,916	103,944
Total in Brazil	1,112,452	4,268,162	5,380,614	1,440,633	4,102,241	5,542,874
FOREIGN CURRENCY
Inter-American Development Bank – IDB US$380,974 thousand	77,120	703,959	781,079	71,591	652,141	723,732	Federal Government	2016/2017/ 2025/2035	1.12% to 3.00%	Currency basket chg. + US$
IBRD – US$13,490 thousand	-	26,854	26,854	-	18,928	18,928	Federal Government	2034	0.43%	US$
Eurobonds – US$140,000 thousand	-	282,492	282,492	-	262,067	262,067		2016	7.5%	US$
Eurobonds – US$350,000 thousand	-	699,862	699,862	-	649,024	649,024		2020	6.25%	US$
JICA – Yen 20,167,525 thousand	29,190	481,653	510,843	28,015	476,266	504,281	Federal Government	2029	1.8% and 2.5%	Yen
JICA – Yen 18,132,800 thousand	39,369	419,575	458,944	25,189	427,843	453,032	Federal Government	2029	1.8% and 2.5%	Yen
JICA – Yes 165,229 thousand	-	4,364	4,364	-	1,420	1,420	Federal Government	2029	1.2% and 0.01%	Yen
IDB 1983AB – US$226,058 thousand	48,395	357,473	405,868	44,911	376,355	421,266		2023	2.4% to 2.9%	US$
Interest and charges	18,820	-	18,820	19,671	-	19,671
Total Abroad	212,894	2,976,232	3,189,126	189,377	2,864,044	3,053,421
TOTAL LOANS AND FINANCING	1,325,346	7,244,394	8,569,740	1,630,010	6,966,285	8,596,295

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

Quotes on June 30, 2012: US$2.0213 – Yen 0.025330 (December 11: US$1.8758 – Yen 0.024310)

On June 30, 2012, the Company did not have balances of short-term loans and financing.

The Company reported the following changes in loans and financing for the quarter ended June 30, 2012. Other loans and financing are reported in Note 13 to the Annual Financial Statements.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

(i)         15th Issue of Debentures

On February 15, 2012, the Company issued the 15th issue of Non-Convertible Unsecured Debentures, in two series, for Public Offering with Restricted Placement Efforts, pursuant to CVM Rule 476, with the following characteristics:

Date of Issue: 2/15/2012
Total Amount: R$771,080, amount 77,108, in two series, unit value R$10.

	Number	Restatement	Interest rate	Interest payment	Amortization	Maturity date

1st Series	287,330	-	DI+ 0.99% p.a.	Half-year (February and August)	Annual (as of February 2015)	February 2017
2nd Series	483,750	IPCA	6.20%	Annual (February)	Annual (as of February 2018)	February 2019

Early redemption: as of the 24th month

Early redemption: none

The proceeds resulting from the funding of the 15th issue of Debentures will be allocated to the settlement of financial commitments falling due up to December 31, 2012.

(ii)        Redemption of the 13th issue of Debentures

On February 17, 2012, the Company redeemed the total amount of the 13th Issue of Debentures in the amount of R$633,343.

(iii)        Payment schedule of loans and financing

The total volume of debt to be paid until the end of 2012 for the parent company is R$430,254, R$85,098 is the amount indexed to the U.S. dollar and R$345,156 is the falling due amount of interest rates and principal of loans denominated in Reais.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

	PARENT COMPANY
	2012	2013	2014	2015	2016	2017	2018 onwards	TOTAL
IN BRAZIL
Banco do Brasil	178,509	380,529	100,279	-	-	-	-	659,317
Federal Savings Bank – CEF	57,384	114,489	75,877	54,024	53,262	55,687	608,539	1,019,262
Debentures	2,008	507,623	348,967	477,308	211,700	213,743	1,093,334	2,854,683
Brazilian Development Bank (BNDES)	16,526	3,081	-	-	-	-	-	19,607
Brazilian Development Bank (BNDES) BX SANTISTA region	8,155	16,309	16,309	16,309	16,309	16,309	32,619	122,319
Brazilian Development Bank (BNDES) – Growth Acceleration Program (PAC)	3,990	7,981	7,981	7,981	7,981	7,981	43,893	87,788
Brazilian Development Bank (BNDES) – Sea cleaning program in Baixada Santista region (ONDA LIMPA)	9,615	19,230	19,230	19,230	19,230	19,230	139,094	244,859
Leasing	-	-	-	-	-	-	103,696	103,696
Other	670	671	497	560	631	711	524	4,264
Interest and charges	68,299	13,246	-	-	-	-	-	81,545
In domestic currency	345,156	1,063,159	569,140	575,412	309,113	313,661	2,021,699	5,197,340

ABROAD
IDB	38,560	77,120	77,120	77,120	77,120	81,999	352,040	781,079
IBRD	-	-	-	-	-	-	26,854	26,854
Eurobonds	-	-	-	-	282,492	-	699,862	982,354
JICA	27,718	55,437	55,437	55,437	55,437	55,786	668,899	974,151
IDB 1983AB	-	48,395	48,395	48,395	48,395	48,395	163,893	405,868
Interest and charges	18,820	-	-	-	-	-	-	18,820
Foreign currency	85,098	180,952	180,952	180,952	463,444	186,180	1,911,548	3,189,126
Overall total	430,254	1,244,111	750,092	756,364	772,557	499,841	3,933,247	8,386,466

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

	CONSOLIDATED
	2012	2013	2014	2015	2016	2017	2018 onwards	TOTAL
IN BRAZIL
Banco do Brasil	178,509	380,529	100,279	-	-	-	-	659,317
Federal Savings Bank (CEF)	57,519	115,506	76,872	54,995	54,207	55,687	617,076	1,031,862
Debentures	2,008	508,470	359,132	487,473	221,865	223,908	1,209,626	3,012,482
Brazilian Development Bank (BNDES)	16,526	3,081	-	-	-	-	-	19,607
Brazilian Development Bank (BNDES) BX SANTISTA region	8,155	16,309	16,309	16,309	16,309	16,309	32,619	122,319
Brazilian Development Bank (BNDES) – Growth Acceleration Program (PAC)	3,990	7,981	7,981	7,981	7,981	7,981	43,893	87,788
Brazilian Development Bank (BNDES) – Sea cleaning program in Baixada Santista region (ONDA LIMPA)	9,615	19,230	19,230	19,230	19,230	19,230	139,094	244,859
Leasing	-	-	-	-	-	-	103,696	103,696
Other	1,685	671	497	560	631	711	522	5,277
Interest and charges	68,595	24,812	-	-	-	-	-	93,407
Domestic currency	346,602	1,076,589	580,300	586,548	320223	323,826	2,146,526	5,380,614

ABROAD
IDB	38,560	77,120	77,120	77,120	77,120	81,999	352,040	781,079
IBRD	-	-	-	-	-	-	26,854	26,854
Eurobonds	-	-	-	-	282,492	-	699,862	982,354
JICA	27,718	55,437	55,437	55,437	55,437	55,786	668,899	974,151
IDB 1983AB	-	48,395	48,395	48,395	48,395	48,395	163,893	405,868
Interest and charges	18,820	-	-	-	-	-	-	18,820
Foreign currency	85,098	180,952	180,952	180,952	463,444	186,180	1,911,548	3,189,126
Overall total	431,700	1,257,541	761,252	767,500	783,667	510,006	4,058,074	8,569,740

(v)        Financial Commitments – “Covenants”

Some loans and financing contracts have clauses related to the compliance with certain financial ratios which are calculated quarterly.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

Debentures 11th and 12the Issue:

                         a)     Adjusted current ratio (current assets divided by current liabilities, excluded from current liabilities and the amount recorded in current debts from non-current contracted by the Company) higher than 1.0; and

b)    Ebitda/Financial expenses equal to or higher than, 1.5.

The failure to comply with clauses of covenants will result in the early maturity of the contract. The failure to comply with these obligations will only be characterized when this is verified in its Quarterly Financial Information, for at least two consecutive quarters, or even for two non- consecutive quarters within a twelve-month period.

In the failure to comply with covenants, the fiduciary agent shall convene, within 48 hours as of the date it became aware of the occurrence, a debenture holders’ general meeting in order to resolve on the declaration of early maturity of Debentures.

Debentures 10th and 14th Issue:

a)     EBITDA/ROL: equal to or higher than 38%;

b)    EBITDA/Financial expenses: equal to or higher than 2.35; and

c)     Net Bank Debt/EBITDA: lower than or equal to 3.65.

Federal Savings Bank– Pro-Sanitation Program:

By means of the Performance Improvement Agreement, targets are set for financial and operating ratios (loss of invoicing, revenues evasion, cash equivalents and reduction of days of account receivable) that, based on the last two years, are projected annually for the upcoming five years.

Non-fulfillment of five out of eight clauses of covenants shall trigger the early maturity of the contract.

Debentures 15th Issue:

a)     Adjusted Total Debt/Ebitda: lower than or equal to 3.65; and

b)    Ebitda/Financial Expenses: equal to or higher than 1.5.

BNDES:

a)     Adjusted current ratio: higher than 1.0;

b)    Ebitda/Net Operating Revenue: higher than or equal to 38%;

c)     Total connections (water and sewage)/headcount: higher than or equal to 520;

d)    Ebitda/Debt service: higher than or equal to 1.5; and

e)     Shareholders’ Equity/Total Liabilities: higher than or equal to 0.8.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

Non-fulfillment of the clauses of covenants shall trigger the early maturity of the contract.

Eurobonds:

Non-fulfillment of the clauses of covenants shall trigger the early maturity of the contract:

a)     Total adjusted debt in relation to Ebitda shall not exceed 3.65; and

b)    The Company’s debt service coverage ratio, determined on the date of inclusion of this debt, is not lower than 2.35.

Non-fulfillment of the clauses of covenants shall trigger the early maturity of the contract.

Inter-American Development Bank (IDB):

The contracts 713, 896, 1,212 and 2,202 - Tariffs shall:

a)     Produce sufficient revenue to cover system exploration, including those related to the management, operation, maintenance and depreciation;

b)    Provide a profitability over fixed assets higher than 7%; and

c)     During the execution of the project, balances of loans took out on a short-term basis shall not exceed 8.5% of shareholders’ equity.

Non-fulfillment of the clauses of covenants shall trigger the early maturity of the contract.

On June 30, 2012, the Company complied with requirements included in its loan and financing contracts.

The Company has obtained from BNDES, exceptionally, the suspension for 13 months, as of December 2011, of the requirement to comply with special obligations set forth by contracts.

13.       TAXES AND CONTRIBUTIONS

a)         Current assets

The item recoverable taxes of current assets is composed of the outstanding balance of income tax and social contribution and amounts related to withholding income tax (IRRF) on financial investments. The consolidated balance on June 30, 2012 was R$86,355 (R$118,116 on December 31, 2011), a reduction of  R$31,761 in the balance occurred as a result of offset of amounts related to outstanding balance of income tax and social contribution for the year 2011 with amounts payable of the same taxes for 2012. This drop was partially mitigated by the calculation of withholding income tax (IRRF) levied on financial investments interest income recognized in the quarter.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

b)         Liabilities

	PARENT COMPANY
	Current		Non-current
	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011
COFINS and PASEP	43,377	57,052	-	-
Paes	37,392	36,716	-	18,363
INSS	26,692	25,630	-	-
IRRF	1,516	44,168	-	-
Other	12,152	17,228	-	-
Total	121,129	180,794	-	18,363

	CONSOLIDATED
	Current		Non-current
	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011
COFINS and PASEP	43,393	57,073	-	-
Paes	37,392	36,716	-	18,363
INSS	26,696	25,645	-	-
IRRF	1,520	44,172	-	-
Other	12,247	17,516	-	-
Total	121,248	181,122	-	18,363

The reduction in consolidated current liabilities of R$59,874 mainly occurred as a result of withholding income tax levied on  interest on equity in January 2012 and decreased COFINS and PASEP payable mainly as a result of lower taxable income in June 2012.

The reduction of R$18,363 in consolidated non-current liabilities occurred as a result of payment flow and adequacy of the short-term and long-term balances of the Special Tax Installment Payment Program (Paes) of the parent company, according to the information below.

The company applied for Paes on July 15, 2003, under Law 10684 of May 30, 2003, including in this request the debts related to COFINS and PASEP involved in the lawsuit against the application of Law 9718/98 and consolidated the remaining balance of the Tax Recovery Program (Refis). The total amount included in Paes was R$316,953, as follows:

Tax	Principal	Penalty	Interests	Total
COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	-	-	112,639
Total	250,139	13,759	53,055	316,953

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

Debt has been paid in 120 months. The amounts paid in the first half of 2012 and 2011 were R$18,550 and R$17,878, respectively. Financial expenses were recorded in the amount of R$384 in the second quarter of 2012 (R$732 in the second quarter of 2011) and R$ 863 in the first half of 2012 (R$1,549 in the first half of 2011). The outstanding debt on June 30, 2012 was R$37,392. The assets pledged as collateral in the previous Refis Program, in the amount of R$249,034, continue to collateralize the amounts of the Paes Program.

14.       DEFERRED TAXES AND CONTRIBUTIONS

(a)        Equity balances

Analytical breakdown of deferred taxes – parent company:

	PARENT COMPANY		CONSOLIDATED
	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011

Deferred income tax asset (i)
Provision for contingencies	537,417	575,473	537,417	575,473
Pension plan liabilities – G1	186,369	180,018	186,369	180,018
Pension plan liabilities – G0	85,271	85,271	85,271	85,271
Donations of assets related to the concession contracts	38,213	38,213	38,213	38,213
Allowance for loan losses	138,659	135,223	138,659	135,223
Other	80,419	77,175	84,116	78,717

Total deferred tax asset	1,066,348	1,091,373	1,070,045	1,092,915

Deferred tax liability (ii)
Temporary difference on concession of intangible asset	(668,688)	(692,210)	(668,688)	(692,210)
Capitalization of borrowing costs	(120,709)	(101,507)	(120,709)	(101,507)
Income on supply to public authorities	(77,567)	(76,773)	(77,567)	(76,773)
Other	(60,919)	(42,957)	(60,919)	(42,962)

Total deferred tax liability	(927,883)	(913,447)	(927,883)	(913,452)

Deferred tax asset (liability) in the balance sheet	138,465	177,926	142,162	179,463

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

	PARENT COMPANY		CONSOLIDATED
	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011
Deferred income tax asset (i)
recoverable within 12 months	234,980	259,784	234,980	259,784
recoverable after one year	831,368	831,589	835,065	833,131

Total deferred tax asset	1,066,348	1,091,373	1,070,045	1,092,915

Deferred tax liability (ii)
recoverable within 12 months	(34,490)	(27,282)	(34,490)	(27,282)
recoverable after one year	(893,393)	(886,165)	(893,393)	(886,170)

Total deferred tax liability	(927,883)	(913,447)	(927,883)	(913,452)

Deferred tax asset (liability) in the balance sheet	138,465	177,926	142,162	179,463

                 (i)           The Company’s Management expects to realize the deferred tax asset balance in 2013 at the same ratio as 2012, and the remaining amount to be realized in the subsequent year, 2014.

                 (ii)           Deferred tax liabilities are expected to be realized in 2013, at the same ratio as 2012, and the remaining amount to be realized in subsequent years as of 2014.

The decrease in the net balance of consolidated deferred tax assets, in the amount of R$37,301, occurred mainly as a result of the calculation of tax on lower provision for contingent liabilities (Note 15).

(b)        Reconciliation of effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled with nominal rates provided for by laws, as shown below:

	PARENT COMPANY
	Apr-Jun/12	Jan-Jun/12	Apr-Jun/11	Jan-Jun/11

Income before taxes	308,452	1,063,640	692,997	1,071,724
Nominal rate	34%	34%	34%	34%
Expected expenses at nominal rate	(104,874)	(361,638)	(235,619)	(364,386)
Permanent differences
Provision Law 4819/58 (i)	(8,700)	(17,527)	(18)	(67,276)
Interest on equity	97,969	97,969	23,379	23,379
Other differences	(35)	2,280	(1,092)	(1,000)
Income tax and social contribution	(15,640)	(278,916)	(213,350)	(409,283)

Current income tax and social contribution	24,541	(239,454)	(197,704)	(407,018)
Deferred income tax and social contribution	(40,181)	(39,462)	(15,646)	(2,265)
Effective tax rate	5%	26%	31%	38%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

	CONSOLIDATED
	Apr-Jun/12	Jan-Jun/12	Apr-Jun/11	Jan-Jun/11

Income before taxes	307,894	1,061,370	693,132	1,071,822
Nominal rate	34%	34%	34%	34%
Expected expenses at nominal rate	(104,684)	(360,866)	(235,665)	(364,419)
Permanent differences
Provision Law 4819/58 (i)	(8,700)	(17,527)	(18)	(67,276)
Interest on equity	97,969	97,969	23,379	23,379
Other differences	333	3,778	(1,181)	(1,065)
Income tax and social contribution	(15,082)	(276,646)	(213,485)	(409,381)

Current income tax and social contribution	23,539	(239,597)	(197,832)	(407,146)
Deferred income tax and social contribution	(38,621)	(37,049)	(15,653)	(2,235)
Effective tax rate	5%	26%	31%	38%

(i)             Permanent difference related to the provision for actuarial liability (Note 8 (vii)).

Transition Tax Regime – RTT

For the purposes of calculating income tax and social contribution on net income for the years 2009 and 2008, the Company and its subsidiaries adopted the RTT, which allows the legal entity to eliminate the accounting effects of Law 11,638/07 and Provisional Measure 449/08, converted into Law 11,941/09, by means of records in the tax accounting ledger - LALUR and ancillary controls, without any change in the accounting books.

In 2011 and 2010, the Company has also adopted the same tax practices of 2008 and 2009, since the RTT became mandatory and shall be effective until the enactment of Law that rules the tax effects of the new accounting methods, seeking  tax neutrality.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

15.       PROVISION

Management, based on a joint analysis with its legal counsels, recorded a provision in the amount considered sufficient to cover probable losses in lawsuits. In the parent company’s current liabilities, under “Provision”, the amount related to lawsuits in view of execution of the judgment is R$691,117 (December 31, 2011 - R$764,070) and the amount recorded under the parent company’s non-current liabilities, under “Provision” is R$726,657 (December 31, 2011 - R$807,759). The amount paid between January and June 2012 was R$111,920.

	PARENT COMPANY
	December 31, 2011	Additions	Exclusions	Interest rates, adjustment for inflation and reversals	June 30, 2012

Customers (i)	727,261	32,468	(48,195)	17,943	729,477
Suppliers (ii)	422,595	34,454	(79,434)	(105,149)	272,466
Other civil lawsuits (iii)	188,546	15,874	(21,648)	740	183,512
Tax (iv)	76,448	2,725	(2,810)	2,816	79,179
Labor (v)	156,536	35,772	(16,990)	4,804	180,122
Environmental (vi)	121,179	14,912	(4,048)	3,840	135,883
Subtotal	1,692,565	136,205	(173,125)	(75,006)	1,580,639
Judicial deposits	(120,736)	(45,052)	6,144	(3,221)	(162,865)
Total	1,571,829	91,153	(166,981)	(78,227)	1,417,774

The consolidated balance amounts to R$1,417,779 (December 2011 – R$1,571,829). The R$5 difference when compared to the parent company’s balance refers to the provision of R$3 and R$2 recorded by the subsidiaries Águas de Andradina and Águas de Castilho, respectively.

The main variations occurring in the period additions are related to  new provision, change in estimated loss related to customers, suppliers and labor claims. In the case of write-offs due to the revised estimate, payments are made in the six-month period and, for suppliers, relating to the agreement concluding the lawsuit.

(i)         Customers - Approximately 1,520 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and accordingly the refund of amounts charged by the Company. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provision when the chances of losses were probable.

(ii)        Suppliers - Suppliers’ claims include lawsuits filed by some builders alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the chances of losses are probable.

(iii)        Other civil lawsuits - these mainly refer to action for damages due to property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, duly accrued when classified as probable losses.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

(iv)       Tax lawsuits - the provision for tax contingencies mainly refers to issues connected with tax collections questioned due to different interpretation of legislation by the Company’s legal counsels, duly accrued when classified as probable losses.

(v)        Labor lawsuits - the Company is a party in several labor lawsuits, involving issues such as overtime, unhealthy work premium and hazardous work premium, prior notice, change of job position, salary parity and other. Most of the amount involved is under provisional or final execution at various court levels, and thus is classified as a probable loss and accordingly a provision was recognized.

(vi)       Environmental lawsuits - these refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and other for the imposition of fines due to environmental damages allegedly caused by the Company. The accrued amounts do not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage of referred lawsuits  and the impossibility of Management  reasonably estimating the amounts of future disbursements.

Lawsuits with likelihood of possible loss

The Company is a party to lawsuits and administrative proceedings related to environmental, tax, civil and labor claims, which are considered by its legal counsels as possible losses, and are not recorded in the accounting books. The amount attributed to these lawsuits was approximately R$2,756,200 on June 30, 2012 (December 31, 2011 - R$2,621,800).

Other information is presented in the Annual Financial Statements of December 31, 2011.

16.       EMPLOYEE BENEFITS

(a)        Assistance Plan

Managed by Fundação SABESP de Seguridade Social – SABESPREV, this is composed of optional health care plans, of free choice, maintained by contributions from the sponsor and the participants, which were the following:

.           From the Company: 8.0%, on average, on gross payroll;

.           From the participants: 2.3%, on base salary and bonus, which corresponds to the average of 1.4% on gross payroll.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

(b)        Pension plan

Managed by Fundação SABESP de Seguridade Social – SABESPREV, the Defined Benefit Plan (Plano G1) receives monthly contributions from the Company and from active participants.

Funded plan – G1
Pension plan liabilities in December 2011	538,619
Expenses recognized in 2012	18,680
Pension plan liabilities in June 2012	557,299

Unfunded plan – G0
Pension plan liabilities in December 2011	1,512,078
Expenses recognized in 2012	24,947
Pension plan liabilities in June 2012	1,537,025

Total	2,094,324

(i)         Plan G1

On June 30, 2012, the Company had a net actuarial liability of R$557,299 (December 2011 – R$538,619) which represents the difference between the present value of the Company´s liabilities related to participants who are employees, retirees and pensioners and the fair value of related assets and unrecognized actuarial gains.

Aiming at settling the deficit referring to the Defined Benefit Plan (BD) G1, as of July, 2010, SABESP and SABESPREV have structured a process through which participants could elect to change from the Defined Benefit Plan to a Defined Contribution Plan, the Sabesprev Mais.

The period for migrating the plan, from July to November, 2010, was suspended through injunction granted by the Court of Justice of the State of Sao Paulo on October 20, 2010, until the allegations from parties involved are analyzed.

(ii)        Plan G0

The Company makes payments, due to court order, supplementary retirement and pension benefits to its former employees and pensioners provided for by State Law 4819/58. These amounts are recorded as accounts receivable from shareholders, restricted to the amounts recognized as due by the State Government.

On June 30, 2012, the Company had a liability to the Plan G0 of R$1,537,025 (December 2011 – R$1,512,078). In the period between January and June 2012 the amount of R$24,947 was recorded referring to the Company’s actuarial liability for 2012.

(c)        Profit sharing

The Company recorded referring to the Profit Sharing Plan, considering the period between January and December 2012, the amount corresponding to one payroll, by setting targets. In the second quarter of 2012, the amount of R$15,889 was accrued (second quarter of 2011 – R$15,253).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

17.       REVENUE

(a)        Gross revenue from sale of goods and services

	PARENT COMPANY
	2Q12	1H12	2Q11	1H11
Metropolitan Region of São Paulo	1,598,216	3,185,639	1,484,456	2,926,123
Regional systems (i)	450,311	1,052,295	500,949	1,049,112
Total (ii)	2,048,527	4,237,934	1,985,405	3,975,235

	CONSOLIDATED
	2Q12	1H12	2Q11	1H11
Metropolitan Region of São Paulo	1,598,215	3,185,638	1,484,456	2,926,123
Regional systems (i)	452,084	1,058,540	502,723	1,051,930
Total (ii)	2,050,299	4,244,178	1,987,179	3,978,053

(i)         This includes the municipalities operated in the inland and coastal region of the State of São Paulo.

(ii)        Gross operating revenue from sale of products and services was up 6.6% in the first half of 2012 when compared to the first half of 2011. The billed volume increased by 2.2% in the six-month period and the tariff adjustment was 6.83% as of September 2011.

(b)        Reconciliation of gross revenue to net revenue.

	PARENT COMPANY
	2Q12	1H12	2Q11	1H11
Gross revenues from sales and/or services	2,048,527	4,237,934	1,985,405	3,975,235
Construction revenue	577,879	1,128,735	498,538	948,711
Sales taxes	(151,357)	(313,938)	(144,160)	(289,540)
Net revenues	2,475,049	5,052,731	2,339,783	4,634,406

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

	CONSOLIDATED
	2Q12	1H12	2Q11	1H11
Gross revenues from sales and/or services	2,050,299	4,244,178	1,987,179	3,978,053
Construction revenue	579,494	1,137,268	498,635	948,823
Sales taxes	(151,508)	(314,763)	(144,248)	(289,620)
Net revenues	2,478,285	5,066,683	2,341,566	4,637,256

18.       OPERATING COSTS AND EXPENSES

	PARENT COMPANY
Description	2Q12	1H12	2Q11	1H11
Cost of sales and services rendered:
Payroll and charges	312,222	595,303	289,501	551,075
Pension plan liabilities (i)	8,806	17,864	11,970	23,446
Construction costs	565,491	1,104,873	486,314	925,729
General supplies	40,066	77,658	31,512	66,181
Treatment supplies	51,431	96,004	35,961	81,566
Outsourced services	173,114	333,926	171,057	302,685
Electricity	147,238	296,970	150,873	291,817
General expenses	97,752	190,209	90,629	174,749
Depreciation and amortization	171,650	351,401	169,897	388,243
	1,567,770	3,064,208	1,437,714	2,805,491
Selling expenses:
Payroll and charges	50,797	97,078	52,338	98,248
Pension plan liabilities (i)	1,499	2,895	1,959	3,921
General supplies	2,052	3,922	1,910	3,650
Outsourced services	54,693	116,872	37,730	109,289
Electricity	66	327	163	334
General expenses	20,937	39,476	17,629	37,840
Depreciation and amortization	1,843	3,333	617	4,149
Allowance for doubtful accounts, net of recoveries (Note 7(c))	36,625	75,387	42,971	76,107
	168,512	339,290	155,317	333,538

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

	PARENT COMPANY
Description	2Q12	1H12	2Q11	1H11
Administrative expenses:
Payroll and charges	42,368	80,809	39,931	75,262
Pension plan liabilities (i)	27,919	55,984	16,449	216,678
General supplies	1,097	2,109	1,151	1,899
Outsourced services	24,738	66,741	23,819	52,077
Electricity	305	659	282	474
General expenses	4,991	61,840	48,720	71,842
Depreciation and amortization	3,522	8,777	5,714	11,932
Tax expenses	11,100	46,112	10,153	37,537
	116,040	323,031	146,219	467,701
Costs, selling and administrative expenses:
Payroll and charges	405,387	773,190	381,770	724,585
Pension plan liabilities (i)	38,224	76,743	30,378	244,045
Construction costs	565,491	1,104,873	486,314	925,729
General supplies	43,215	83,689	34,573	71,730
Treatment supplies	51,431	96,004	35,961	81,566
Outsourced services	252,545	517,539	232,606	464,051
Electricity	147,609	297,956	151,318	292,625
General expenses	123,680	291,525	156,978	284,431
Depreciation and amortization	177,015	363,511	176,228	404,324
Tax expenses	11,100	46,112	10,153	37,537
Allowance for doubtful accounts, net of recoveries (Note 7(c))	36,625	75,387	42,971	76,107
	1,852,322	3,726,529	1,739,250	3,606,730

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

(i)         Decrease occurred in pension plan liabilities due to increase in actuarial liability related to supplementary retirement and pension benefits granted by State Law 4819/58 (Plan G0) in the amount of R$157,527 with an impact in the first quarter of 2011, not recurring in other quarters.

	CONSOLIDATED
Description	2Q12	1H12	2Q11	1H11
Cost of sales and services rendered:
Payroll and charges	312,428	596,158	289,659	551,366
Pension plan liabilities (i)	8,806	17,864	11,970	23,446
Construction costs	566,921	1,112,665	486,890	926,319
General supplies	40,105	77,840	31,547	66,268
Treatment supplies	51,450	96,096	35,991	81,623
Outsourced services	173,218	334,703	171,257	303,020
Electricity	147,482	298,175	151,124	292,309
General expenses	97,821	190,374	90,805	174,969
Depreciation and amortization	171,635	351,445	169,903	388,250
	1,569,866	3,075,320	1,439,146	2,807,570
Selling expenses:
Payroll and charges	50,797	97,191	52,402	98,333
Pension plan liabilities (i)	1,499	2,895	1,959	3,921
General supplies	2,052	3,922	1,910	3,650
Outsourced services	54,717	116,917	37,739	109,304
Electricity	66	327	163	334
General expenses	20,950	39,536	17,631	37,843
Depreciation and amortization	1,843	3,333	617	4,149
Allowance for doubtful accounts, net of recoveries (Note 7(c))	36,668	75,548	42,971	76,107
	168,592	339,669	155,392	333,641
Administrative expenses:
Payroll and charges	43,402	83,070	40,527	76,557
Pension plan liabilities (i)	27,919	55,984	16,449	216,678
General supplies	1,164	2,390	1,178	1,961
Outsourced services	25,523	68,287	24,339	53,002
Electricity	322	728	283	477
General expenses	5,325	62,533	48,859	72,158
Depreciation and amortization	3,535	8,810	5,719	11,940
Tax expenses	11,122	46,302	10,207	37,638
	118,312	328,104	147,561	470,411

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

	CONSOLIDATED
Description	2Q12	1H12	2Q11	1H11
Costs, selling and administrative expenses:
Payroll and charges	406,627	776,419	382,588	726,256
Pension plan liabilities (i)	38,224	76,743	30,378	244,045
Construction costs	566,921	1,112,665	486,890	926,319
General supplies	43,321	84,152	34,635	71,879
Treatment supplies	51,450	96,096	35,991	81,623
Outsourced services	253,458	519,907	233,335	465,326
Electricity	147,870	299,230	151,570	293,120
General expenses	124,096	292,443	157,295	284,970
Depreciation and amortization	177,013	363,588	176,239	404,339
Tax expenses	11,122	46,302	10,207	37,638
Allowance for doubtful accounts, net of recoveries (Note 7(c))	36,668	75,548	42,971	76,107
	1,856,770	3,743,093	1,742,099	3,611,622

(i)         Decrease in pension plan liabilities is due to non-recurring increased actuarial liability relating to additional retirement and pension plan benefits granted by State Law 4819/58 (Plan G0), in the amount of R$157,527, having an impact in the first quarter of 2011.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

19.       FINANCIAL INCOME AND EXPENSES

	PARENT COMPANY
Description	2Q12	1H12	2Q11	1H11

Financial expenses:
Interest and charges on loans and financing – local currency	(69,931)	(152,134)	(75,799)	(195,929)
Interest and charges on loans and financing – foreign currency	(25,728)	(45,747)	(17,883)	(37,149)
Other financial expenses	(5,373)	(19,108)	(11,251)	(17,680)
Income tax on foreign remittance	(3,649)	(5,758)	(2,613)	(4,512)
Monetary variation on loans and financing	(8,914)	(17,469)	(15,060)	(34,826)
Monetary variation on deficit Sabesprev Mais	(392)	(807)
Other monetary variations	(1,637)	(3,171)	(699)	(776)
Provision for financial expenses, net of payments	(5,126)	(78,116)	(24,932)	(68,123)
Total financial expenses	(120,750)	(322,310)	(148,237)	(358,995)

Financial income:
Foreign exchange gains	9,313	21,087	30,302	47,398
Income from financial investments	45,078	99,917	80,177	141,522
Interest and others	16,469	37,463	19,098	36,602
Total financial income	70,860	158,467	129,577	225,522

Financial income, net before exchange variations	(49,890)	(163,843)	(18,660)	(133,473)
Exchange variations, net:
Exchange variation on loans and financing	(281,674)	(122,442)	74,251	143,348
Other exchange variations	(5)	(25)	(8)	(8)
Foreign exchange gains	194	(55)	(10,032)	(14,950)
	(281,485)	(122,522)	64,211	128,390

Financial income (expenses), net	(331,375)	(286,365)	45,551	(5,083)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

	CONSOLIDATED
Description	2Q12	1H12	2Q11	1H11

Financial expenses:
Interest and charges on loans and financing – local currency	(70,257)	(154,818)	(75,963)	(196,169)
Interest and charges on loans and financing – foreign currency	(25,728)	(45,747)	(17,883)	(37,149)
Other financial expenses	(5,842)	(19,546)	(11,255)	(17,701)
Income tax on foreign remittance	(3,649)	(5,758)	(2,613)	(4,512)
Monetary variation on loans and financing	(8,915)	(17,469)	(15,060)	(34,826)
Monetary variation on deficit Sabesprev Mais	(392)	(807)	-	-
Other monetary variations	(1,636)	(3,171)	(699)	(776)
Provision for contingencies, net of payments	(5,126)	(78,116)	(24,932)	(68,123)
Total financial expenses	(121,545)	(325,432)	(148,405)	(359,256)

Financial income:
Foreign exchange gains	9,313	21,087	30,303	47,407
Income from financial investments	45,187	100,193	80,220	141,580
Interest and others	16,487	37,534	19,107	36,624
Total financial income	70,987	158,814	129,630	225,611

Financial income (expenses), net before exchange variations	(50,558)	(166,618)	(18,775)	(133,645)
Exchange variations, net:
Exchange variations, on loans and financing	(281,674)	(122,442)	74,251	143,348
Other exchange variations	(18)	(38)	(8)	(8)
Foreign exchange gains	195	(45)	(10,030)	(14,947)
	(281,497)	(122,525)	64,213	128,393

Financial income (expenses)	(332,055)	(289,143)	45,438	(5,252)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

20.       OTHER OPERATING INCOME (EXPENSES), NET

The breakdown of “other operating income (expenses), net” is as follows:

	PARENT COMPANY
	2Q12	1H12	2Q11	1H11
Other operating income, net	22,875	33,482	54,936	60,189
Other operating expenses	(4,478)	(6,622)	(6,737)	(8,806)
Other operating income (expenses), net	18,397	26,860	48,199	51,383

	CONSOLIDATED
	2Q12	1H12	2Q11	1H11
Other operating income, net	22,912	33,545	54,964	60,246
Other operating expenses	(4,478)	(6,622)	(6,737)	(8,806)
Other operating income (expenses), net	18,434	26,923	48,227	51,440

Other operating income is composed of income from sale of fixed assets, public notices,  indemnities and reimbursement of expenses, penalties and pledges, lease of properties, reuse water, PURA and Aqua log’s projects and services.

Other operating expenses are composed of write-off of fixed assets due to obsolescence, discontinued works, unproductive wells, economically unfeasible projects and loss of fixed assets.

21.       BUSINESS SEGMENT INFORMATION

The Company's Management defined the operating segments based on accounting balances in Brazilian GAAP, applied in strategic decisions.

The Company's Management considers its business as water and sewage service. No operating segment was added.

Business segment information for the six-month period ended June 30, 2012 is as follows:

	CONSOLIDATED
	January to June 2012
	Water	Sewage	Reconciliation to Financial Statements (a)	Balance according to the Financial Statements

Gross revenue from sales and services rendered - from external customers	2,341,938	1,902,240	1,137,268	5,381,446

Deductions from gross revenue	(173,332)	(141,431)	-	(314,763)

Net revenues from sales and services rendered – from external customers	2,168,606	1,760,809	1,137,268	5,066,683

Costs, selling and administrative expenses	(1,662,267)	(968,161)	(1,112,665)	(3,743,093)

Operating profit before other operating expenses, net	506,339	792,648	24,603	1,323,590

Other operating expenses, net				26,923

Operating profit before financial result and taxes				1,350,513

Depreciation and amortization	203,278	160,310	-	363,588

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

Business segment information for the six-month period ended June 30, 2012 is as follows:

	CONSOLIDATED
	January to June 2011
	Water	Sewage	Reconciliation to Financial Statements (a)	Balance according to the Financial Statements

Gross revenue from sales and services rendered - from external customers	2,201,692	1,776,361	948,823	4,926,876

Deductions from gross revenue	(160,277)	(129,343)	-	(289,620)

Net revenue from sales and services rendered - from external customers	2,041,415	1,647,018	948,823	4,637,256

Costs, selling and administrative expenses	(1,697,941)	(987,362)	(926,319)	(3,611,622)

Operating profit before other financial expenses, net	343,474	659,656	22,504	1,025,634

Other operating expenses, net				51,440

Operating profit before financial result and taxes				1,077,074

Depreciation and amortization	226,302	178,037	-	404,339

The parent company’s operating profit amounts to R$1,350,005 (June 2011 - R$1,076,807), and the difference of R$508 (June 2011 - R$267) is represented by financial results and income tax and social contribution of jointly-owned subsidiaries.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

The adjustments in gross revenue from sales and services are as follows:

	CONSOLIDATED
	January to June
	2012	2011

(a) Construction gross revenue referring to ICPC 1	1,137,268	948,823

Adjustments to cost, selling expenses and administrative expenses are as follows:

	CONSOLIDATED
	January to June
	2012	2011

(a) Construction cost referring to ICPC 1	(1,112,665)	(926,319)

(a)        Construction revenue is recognized as CPC 17, "Construction Contracts (IAS 11) applying the percentage method of execution.

22.       SHAREHOLDERS’ EQUITY

(a)        Authorized capital

The Company is authorized to increase its capital up to the limit of R$10,000,000 (December 31, 2011 - R$10,000,000) by means of resolution of the Board of Directors and Fiscal Council.

(b)        Subscribed and paid-up capital

The subscribed and paid-up capital consists of 227,836,623 no-par, registered book-entry common shares (December 31, 2011 - 227,836,623), distributed as follows:

	Number of shares	%
Treasury Department	114,508,086	50.26
Brazilian Clearing and Depository Corporation	56,043,916	24.60
The Bank Of New York ADR Department (equivalent in shares)(*)	56,659,486	24.87
Other	625,135	0.27
	227,836,623	100.00

(*) each ADR corresponds to two shares

The additional dividend proposed, in the amount of R$288,143 for the fiscal year of 2011 was approved at the Shareholders’ Meeting of April 23, 2012.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

Further information on shareholders’ equity, such as shareholders compensation, the objective and purpose of reserves can be found in Note 18 of the Annual Financial Statements of December 31, 2011.

23.       EARNINGS PER SHARE

(a)        Basic and diluted

Basic earnings per share are calculated by dividing the profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the year.

	1H12	1H11

Profit attributable to the Company’s shareholders	784,724	662,441
Weighted average number of common shares issued (in thousands of shares)	227,836	227,836

Basic and diluted earnings per share (Reais per share)	3.44425	2.90753

The Company had no potential common shares outstanding, such as for instance, debt convertible into common shares. Thus, the basic and diluted earnings per share are the same.

24.       COMMITMENTS

(i)         Operational rents

On June 30, 2012, operational and facilities rentals already contracted require minimum payments as follows:

2012	60,775
2013	57,702
2014	27,532
2015	1,152
2016	60
Total	147,221

Rental expenses for the periods ended June 30, 2012 and 2011 were R$15,245 and R$9,138, respectively. Figures refer to the following accounts: property rentals, rental of machinery and equipment, rental of computer equipment, car rentals, automotive equipment rental and leasing of copying machines. The operating lease contracts expire in 2016.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Financial Statements

(ii)        Electricity

The Company has long-term contracts for firm commitments with suppliers of electricity for own use. On June 30, 2012, the main amounts of contracts of this type were as follows:

2012	372,742
2013	229,795
2014	110,410
2015	107,869
Total	820,816

Electricity expenses for the periods ended June 30, 2012 and 2011 were R$147,682 and R$151,387 respectively. The firm commitment agreements expire in 2015.

25.       SUBSEQUENT EVENT

PAC 2 - Group III - CEF

On July 20, 2012, SABESP formalized with Federal Savings Bank, 22 loan operations totaling R$160,460, which will be applied in the execution of water supply and sewage works  in municipalities with 50,000 inhabitants or less. Proceeds derive from FGTS – Programa Saneamento para Todos(“Sanitation Program for Everyone”) and were raised through the selection process of Ministry of Cities - PAC 2 – Group III. Financial charges are: annual interest rate of 6.00%, annual risk rate of 0.30%, annual management fee of 1.40% and TR Index – Reference Rate. The grace period is up to four years and amortization is 20 years.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Other Information Deemed Relevant by the Company

1.      CHANGE IN THE INTEREST OF CONTROLLING SHAREHOLDER, BOARD MEMBERS AND OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position at June 30, 2012
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	114,508,086	50.3%	114,508,086	50.3%
Management
Board of Directors	2,009	0	2,009	0
Board of Executive Officers	603	0	603	0

Fiscal Council	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,510,698	50.3%	114,510,698	50.3%

Outstanding Shares	113,325,925	49.7%	113,325,925	49.7%

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position at June 30, 2011
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	114,508,082	50.3%	114,508,082	50.3%
Management
Board of Directors	2,010	0	2,010	0
Board of Executive Officers	603	0	603	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Other Information Deemed Relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position at June 30, 2011
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Fiscal Council	--	--	--	--

Treasury Shares	--	--	--	--

Other Shareholders

Total	114,510,695	50.3%	114,510,695	50.3%

Outstanding Shares	113,325,928	49.7%	113,325,928	49.7%

2.     SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF SHARES OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position at June 30, 2012 (Shares)
	Common Shares		Total
Shareholder	Number	%	Number	%
Treasury Department	114,508,086	50.3	114,508,086	50.3

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Reports and Statements / Unqualified Report on Special Review

Report on review of quarterly information

To the Board of Directors and Stockholders
Companhia de Saneamento Básico do
Estado de São Paulo - SABESP

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2012, comprising the balance sheet as at that date and the statements of income for the quarter and six-month period then ended and changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company
interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated
interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – June 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Reports and Statements / Unqualified Report on Special Review

Statements
of value added

We have also reviewed the parent company and consolidated statements of value added for the six-month period ended June 30, 2012. These statements are the responsibility of the Company's management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

São Paulo, August 10, 2012

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Valdir Renato Coscodai
Contador CRC 1SP165875/O-6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 30, 2012

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.